FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


                              For August 10, 2006
                        Commission File Number: 0-30204

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)

 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         Form 20-F [ X ] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [   ]                No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

                                  EXHIBIT INDEX


   Exhibit       Date        Description of Exhibit

      1       2006/08/09     IIJ Announces First Quarter Results
                             for the Year Ending March 31, 2007

      2       2006/08/09     Overview of Financial Results for the
                             Three Months Ended June 30, 2006
                             (Consolidated) - English
                             Translation of the Results in the
                             form defined by the Tokyo Stock Exchange

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Internet Initiative Japan Inc.




Date:  August 10, 2006    By:    /s/ Koichi Suzuki
                         ---------------------------------------------
                                     Koichi Suzuki
                                     President, Chief Executive Officer and
                                     Representative Director

EXHIBIT 1
---------
  IIJ Announces First Quarter Results for the Year Ending March 31, 2007; Year-over-Year Increase in Revenues and Profits, Affected by Favorable Trends

    TOKYO--(BUSINESS WIRE)--Aug. 9, 2006--Internet Initiative Japan Inc. (NASDAQ: IIJI, Tokyo Stock Exchange Mothers: 3774) ("IIJ"), one of Japan's leading Internet-access and comprehensive network solutions providers, today announced its financial results for the first quarter of the fiscal year ending March 31, 2007 ("FY2006").(1)

    Highlights of First Quarter FY2006 Results

    -- Revenue totaled JPY 12,437 million ($108.6 million), an increase of 25.9% from 1Q05.

    -- Operating income was JPY 559 million ($4.9 million), an increase of 126.6% from 1Q05.

    -- Net income was JPY 734 million ($6.4 million), an increase of 17.8% from 1Q05.

    Target for FY2006(2)

    -- We maintain our initial target for full FY2006 that we announced on May 10, 2006.

    Overview of 1st Quarter of FY2006 Financial Results and Business
Outlook(2)

    "FY2006 started strongly as revenues from both outsourcing services and systems integration grew substantially," said Koichi Suzuki, President and CEO of IIJ. "Overall revenues increased 25.9% and operating income jumped 126.6% in 1Q06 compared to 1Q05, although our first quarter is historically weakest due to seasonal fluctuations in Japanese corporate spending. The Japanese economy continues to recover and, as a result, we see a greater willingness for Japanese companies to invest in information systems. At the same time, our corporate customers are increasingly recognizing the importance of Internet technology in helping them increase business efficiency and competitiveness. Internet technology became one of the key components of their business operations and consequently they need and demand highly reliable and safe Internet-related services. IIJ has accumulated extensive Internet technological expertise more than a decade, and it is now being validated that IIJ is correctly positioned to meet the growing demand from corporate customers. We are working hard to continue our expansion by developing additional services, particularly in the fields of outsourcing, Internet VPN and Internet security along with favorable business environment."
    "In 1Q06, we had an improvement in our financial results", said Akihisa Watai, CFO of IIJ. "At the Ordinary General Shareholders' Meeting held on June 28, 2006, the reductions of the Company's additional paid-in capital and common stock in the non-consolidated financial statements under generally accepted accounting principles in Japan were resolved and became effective on August 4, 2006. The reductions did not result in any changes to the number of shares of common stock outstanding, total shareholders' equity or our earning per share targets for FY2006. The reductions have not affected our consolidated financial statements under accounting principles generally accepted in the United States ("U.S. GAAP") due to the difference in accounting principles between Japan and the United States."

1st Quarter FY2006 Financial Results
------------------------------------

              Operating Result Summary               (JPY in millions)
----------------------------------------------------------------------
                                            1Q06    1Q05  YoY % change
----------------------------------------------------------------------
Total Revenues                             12,437   9,880        25.9%
----------------------------------------------------------------------
Total Costs                                10,134   8,118        24.8%
----------------------------------------------------------------------
SG&A Expenses and R&D                       1,744   1,516        15.1%
----------------------------------------------------------------------
Operating Income                              559     247       126.6%
----------------------------------------------------------------------
Income before Income Tax Expense              999     682        46.5%
----------------------------------------------------------------------
Net Income                                    734     623        17.8%
----------------------------------------------------------------------

    Revenues

    Revenues in 1Q06 totaled JPY 12,437 million, an increase of 25.9% from JPY 9,880 million in 1Q05.

                      Revenues                       (JPY in millions)
----------------------------------------------------------------------
                                            1Q06    1Q05  YoY % change
----------------------------------------------------------------------
Total Revenues:                            12,437   9,880        25.9%
----------------------------------------------------------------------
Connectivity and Value-added Services       5,864   5,767         1.7%
----------------------------------------------------------------------
Systems Integration                         6,032   3,840        57.1%
----------------------------------------------------------------------
Equipment Sales                               541     273        98.1%
----------------------------------------------------------------------

    Connectivity and Value-added Services ("VAS") revenues were JPY 5,864 million in 1Q06, an increase of 1.7 % compared to 1Q05. The increase is mainly due to an increase in revenues from various types of value-added services, which was caused by an increase in demand for outsourcing services.
    SI revenues increased 57.1% to JPY 6,032 million in 1Q06 compared to 1Q05. The increase was mainly due to an increase in one-time revenues from the design, construction and consultation of networks, as well as a continuous increase in monthly recurring revenues from network operation and maintenance.
    Equipment sales revenues were JPY 541 million in 1Q06, an increase of 98.1% compared to 1Q05.

    Cost and expense

    Cost of revenues was JPY 10,134 million in 1Q06, an increase of 24.8% compared to 1Q05.

                           Cost of Revenues          (JPY in millions)
----------------------------------------------------------------------
                                             1Q06   1Q05  YoY % change
----------------------------------------------------------------------
Cost of Revenues:                           10,134  8,118        24.8%
----------------------------------------------------------------------
Connectivity and Value-added Services        5,070  4,964         2.1%
----------------------------------------------------------------------
Systems Integration                          4,581  2,910        57.4%
----------------------------------------------------------------------
Equipment Sales                                483    244        98.2%
----------------------------------------------------------------------

    Cost of Connectivity and VAS revenues was JPY 5,070 million in 1Q06, an increase of 2.1% compared to 1Q05.
    Cost of SI revenues was JPY 4,581 million in 1Q06, an increase of 57.4% compared to 1Q05. The increase was mainly due to an increase in systems integration projects.
    Cost of Equipment Sales revenues was JPY 483 million in 1Q06, an increase of 98.2% compared to 1Q05. The increase was mainly due to an increase in equipment sales.
    Sales and marketing expenses were JPY 790 million in 1Q06, an increase of 2.9% compared to 1Q05. The increase was mainly due to an increase in expenses along with the business expansion.
    General and administrative expenses were JPY 915 million in 1Q06, an increase of 28.1% compared to 1Q05. The increase was mainly due to an increase in personnel expenses principally related to recruitment of new graduates, an increase of recruiting expenses and expenses related to changes in office layouts.

    Operating income

    Operating income was JPY 559 million in 1Q06, an increase of 126.6% compared to 1Q05. The increase was mainly due to the increase of revenues from higher-margin value-added services and systems integration.

    Other income and others

    Other income in 1Q06 was JPY 440 million, an increase of 1.1% from JPY 435 million in 1Q05. The increase included a gain from sale of available-for-sale securities of JPY 478 million.
    Net income was JPY 734 million in 1Q06, an increase of 17.8% compared to 1Q05. The increase was mainly due to an increase in operating income. The income tax expense in 1Q06 increased to JPY 149 million compared to 1Q05, mainly due to income tax payable related to taxable income of our consolidated subsidiaries. The equity in net loss of equity method investees increased compared to 1Q05 mainly due to an increase of equity method loss from the newly established equity method investee.

    1st Quarter FY2006 Business Review

    Analysis by Service

    Connectivity and Value-added Services

    For dedicated access services, customers continued to shift to higher speed and the number of contracts for broadband services increased as customers connected their branch offices and shops over Internet VPN.
    The number of contracts for dedicated access services increased by 3,080 to 15,354 compared to 1Q05. The contracted bandwidth increased by 84.5Gbps to 225.4Gbps compared to 1Q05.
    Dedicated access service revenues were JPY 2,616 million, a decrease of 4.8% compared to 1Q05. The decrease is mainly related to a decrease by JPY 234 million in interconnection revenues between IIJ's network and Asia Internet Holding Co., Ltd. ("AIH"), our former equity method investee, because AIH was merged into IIJ in October 2005.
    Dial-up access service revenues were JPY 607 million in 1Q06, a decrease of 13.1% compared to 1Q05, mainly due to the decrease in revenues from services for individual customers, such as IIJ4U, as well as the discontinuance of services of certain large customer to which we provided our services as OEM.
    VAS revenues were JPY 1,741 million in 1Q06, an increase of 25.5% compared to 1Q05. The increase was due to an increase in revenues from various types of services. We recorded an increase in revenues from network-related outsourcing services such as the rental service of SEIL, our in-house developed routers and SEIL Management Framework ("SMF"), the central management system of SEIL, server-related outsourcing services such as outsourcing of e-mail systems and data center related services. The increase in revenues from SEIL rental service and SMF reflects an increase of multi-site connection projects with Internet-VPN.
    Other revenues were JPY 900 million in 1Q06, a decrease of 3.6% compared to 1Q05.
    As a result, revenues from Internet connectivity and value-added services in 1Q06 were JPY 5,864 million, an increase of 1.7% compared to 1Q05. The gross margin for Internet connectivity and value-added services in 1Q06 was JPY 794 million, a decrease of 1.1% compared to 1Q05. The gross margin ratio of Internet connectivity and value-added services was 13.5% in 1Q06.

             Number of Contracts for Connectivity Services

                                           1Q06      1Q05   YoY Change
----------------------------------------------------------------------
Dedicated Access Service Contracts         15,354    12,274     3,080
----------------------------------------------------------------------
    IP Service (Low Bandwidth: 64kbps-
     768kbps)(3)                               74        65         9
----------------------------------------------------------------------
    IP Service (Medium Bandwidth: 1Mbps-
     99Mbps)(3)                               673       637        36
----------------------------------------------------------------------
    IP Service (High Bandwidth: 100Mbps-)     182       131        51
----------------------------------------------------------------------
    IIJ T1 Standard and IIJ Economy            76       208      (132)
----------------------------------------------------------------------
    IIJ Data Center Connectivity Service      264       234        30
----------------------------------------------------------------------
    IIJ FiberAccess/F and IIJ DSL/F
    (Broadband Services)                   14,085    10,999     3,086
----------------------------------------------------------------------
Dial-up Access Service Contracts          596,628   677,207   (80,579)
----------------------------------------------------------------------
    Dial-up Access Services, under IIJ
     Brand                                 61,222    66,125    (4,903)
----------------------------------------------------------------------
    Dial-up Access Services, OEM(4)       535,406   611,082   (75,676)
----------------------------------------------------------------------
Total Contracted Bandwidth               225.4Gbps 140.9Gbps  84.5Gbps
----------------------------------------------------------------------


    Connectivity and VAS Revenue Breakdown and Cost  (JPY in millions)

                                            1Q06     1Q05  YoY %Change
----------------------------------------------------------------------
Connectivity Service Revenues                3,223   3,446      (6.5%)
----------------------------------------------------------------------
  Dedicated Access Service Revenues          2,616   2,747      (4.8%)
----------------------------------------------------------------------
    IP Service (5)                           2,046   2,166      (5.5%)
----------------------------------------------------------------------
    IIJ T1 Standard and IIJ Economy             62     134     (53.7%)
----------------------------------------------------------------------
    IIJ FiberAccess/F and IIJ DSL/F
    (Broadband Services)                       508     447       13.7%
----------------------------------------------------------------------
  Dial-up Access Service Revenues              607     699     (13.1%)
----------------------------------------------------------------------
    Under IIJ Brand                            420     466      (9.8%)
----------------------------------------------------------------------
    OEM                                        187     233     (19.8%)
----------------------------------------------------------------------
VAS Revenues                                 1,741   1,388       25.5%
----------------------------------------------------------------------
Other Revenues                                 900     933      (3.6%)
----------------------------------------------------------------------
      Total Connectivity and VAS Revenues    5,864   5,767        1.7%
----------------------------------------------------------------------
Cost of Connectivity and VAS                 5,070   4,964        2.1%
----------------------------------------------------------------------
Backbone Cost (included in the cost
of Connectivity and VAS)                       872     864        0.9%
----------------------------------------------------------------------
Connectivity and VAS Gross Margin Ratio       13.5%   13.9%        --
----------------------------------------------------------------------

    Systems Integration

    Revenue from systems integration was JPY 6,032 million in 1Q06, an increase of 57.1% compared to 1Q05. The increase was mainly due to consistent increases in monthly recurring revenues from outsourced operations, and an increase in revenues from one-time systems integration. The revenues from outsourced operations increased by 22.9% compared to 1Q05. The revenues from one-time systems integration increased significantly by 132.9% compared to 1Q05, partly due to projects carrying over from the previous quarter. The gross margin for SI in 1Q06 was 24.0%.


    Systems Integration Revenue Breakdown and Cost   (JPY in millions)

                                             1Q06   1Q05  YoY % Change
----------------------------------------------------------------------
Systems Integration Revenues                 6,032  3,840        57.1%
----------------------------------------------------------------------
                        Systems Integration  2,778  1,193       132.9%
----------------------------------------------------------------------
                       Outsourced Operation  3,254  2,647        22.9%
----------------------------------------------------------------------
Cost of Systems Integration                  4,581  2,910        57.4%
----------------------------------------------------------------------
Systems Integration Gross Margin Ratio        24.0%  24.2%         --
----------------------------------------------------------------------

    Equipment Sales

    Revenue from equipment sales was JPY 541 million in 1Q06. The gross margin ratio for equipment sales in 1Q06 was 10.8%.

                   Equipment Sales Revenue and Cost  (JPY in millions)

                                              1Q06  1Q05  YoY % Change
----------------------------------------------------------------------
Equipment Sales Revenues                       541    273        98.1%
----------------------------------------------------------------------
Cost of Equipment Sales                        483    244        98.2%
----------------------------------------------------------------------
Equipment Sales Gross Margin Ratio            10.8%  10.9%         --
----------------------------------------------------------------------

Other Financial Statistics

                      Other Financial Statistics    (JPY in millions)

                                            1Q06    1Q05  YoY % change
----------------------------------------------------------------------
Adjusted EBITDA(6)                          1,666   1,261        32.2%
----------------------------------------------------------------------
CAPEX, including capital leases(7)            842     533        57.9%
----------------------------------------------------------------------
Depreciation and amortization               1,107   1,014         9.2%
----------------------------------------------------------------------

    Reconciliation of Non-GAAP Financial Measures

    The following table summarizes the reconciliation of adjusted
EBITDA to net income according to the consolidated statements of income that are prepared in accordance with U.S. GAAP and presented in Appendix 1:

                            Adjusted EBITDA         (JPY in millions)
----------------------------------------------------------------------
                                                        1Q06    1Q05
----------------------------------------------------------------------
Adjusted EBITDA                                         1,666   1,261
----------------------------------------------------------------------
Depreciation and Amortization                          (1,107) (1,014)
----------------------------------------------------------------------
Operating Income                                          559     247
----------------------------------------------------------------------
Other Income                                              440     435
----------------------------------------------------------------------
Income Tax Expense                                        149      38
----------------------------------------------------------------------
Minority Interests in Earnings of Subsidiaries            (43)    (24)
----------------------------------------------------------------------
Equity in Net Income (Loss) of Equity Method Investees    (73)      3
----------------------------------------------------------------------
Net Income                                                734     623
----------------------------------------------------------------------

    The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment according to the consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP in Appendix 3:

                                 CAPEX               (JPY in millions)
----------------------------------------------------------------------
                                                         1Q06   1Q05
----------------------------------------------------------------------
Capital Expenditures                                       842    533
----------------------------------------------------------------------
Acquisition of Assets by Entering into Capital Leases      406    320
----------------------------------------------------------------------
Purchase of Property and Equipment                         436    213
----------------------------------------------------------------------

    Target

    We maintain our initial target that we announced on May 10, 2006 for the annual fiscal year as follows:

                                                     (JPY in millions)
----------------------------------------------------------------------
                                   Income from Operations
                                      before Income Tax
                                      Expense, Minority
                                   Interests and Equity in
                                     Net Income (Loss) of
   Revenues     Operating Income    Equity Method Investees Net Income
----------------------------------------------------------------------
       55,000               3,200                     6,300     5,000
----------------------------------------------------------------------

    Presentation

    On August 10, 2006, IIJ will post a presentation of its results on its Web site. For details, please access the following URL:
http://www.iij.ad.jp/en/IR/

    About Internet Initiative Japan Inc.

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI, Tokyo Stock Exchange Mothers: 3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2006 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and value-added services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

(1) Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. For all 1Q06 results, translations of Japanese yen amounts into US dollars are solely for the convenience of readers outside of Japan and have been made at the rate of JPY 114.51 = US$1.00.

(2) This Overview and Business Outlook contains forward-looking statements and projections such as statements regarding FY2006 revenues and operating and net income that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, but are not limited to, the factors noted at the end of this release and to the risk factors and other information included in IIJ's annual report on Form 20-F, filed with the SEC on July 11, 2006, as well as other filings and documents furnished to the Securities and Exchange Commission. IIJ plans to keep this press release publicly available on its Web site (www.iij.ad.jp), but may discontinue this practice at any time. IIJ intends to publish its next Overview and Business Outlook in its 2Q06 earnings release, presently scheduled for release in November 2006.

(3) Including IPv6 Services.

(4) OEM services provided to other service providers.

(5) IP Service revenues includes revenues from Data Center
    Connectivity Service.

(6) Please refer to the Reconciliation of Non-GAAP Financial Measures below.

(7) Please refer to the Reconciliation of Non-GAAP Financial Measures below.


                                                            Appendix 1

                    Internet Initiative Japan Inc.
          Quarterly Consolidated Balance Sheets (Unaudited)
               (As of June 30, 2006 and March 31, 2006)

                          As of June 30, 2006     As of March 31, 2006
----------------------------------------------------------------------
                          Thousands
                          of U.S.   Thousands       Thousands
                          Dollars    of Yen     %    of Yen        %
----------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents 114,322  13,091,020        13,727,021
Accounts receivable, net
 of allowance for
 doubtful accounts of JPY
 29,084 thousand and JPY
 23,411 thousand at June
 30, 2006 and March 31,
 2006, respectively        53,649   6,143,361        11,962,304
Inventories                 6,192     709,047           851,857
Prepaid expenses           16,033   1,835,908         1,031,325
Other current assets, net
 of allowance for
 doubtful accounts of JPY
 30,850 thousand and JPY
 33,250 thousand at June
 30, 2006 and March 31,
 2006, respectively         1,548     177,320           214,121
                         ---------------------      ------------
Total current assets      191,744  21,956,656  52.3  27,786,628  54.8
INVESTMENTS IN AND
 ADVANCES TO EQUITY
 METHOD INVESTEES, net of
 loan loss valuation
 allowance of JPY 16,701
 thousand and JPY 16,701
 thousand at June 30,
 2006 and March 31, 2006,
 respectively               9,563   1,095,058   2.6   1,162,971   2.3
OTHER INVESTMENTS          50,747   5,811,019  13.8   8,020,705  15.8
PROPERTY AND EQUIPMENT--
 Net                       85,330   9,771,187  23.3  10,299,496  20.3
INTANGIBLE ASSETS--Net      5,547     635,152   1.5     632,594   1.2
GUARANTEE DEPOSITS         13,576   1,554,601   3.7   1,549,653   3.1
OTHER ASSETS, net of
 allowance for doubtful
 accounts of JPY 39,657
 thousand and JPY 40,980
 thousand at June 30,
 2006 and March 31, 2006,
 respectively              10,285   1,177,744   2.8   1,252,942   2.5
                         ---------------------      ------------
TOTAL                     366,792  42,001,417 100.0  50,704,989 100.0
                         ---------------------      ------------

                         As of June 30, 2006      As of March 31, 2006
----------------------------------------------------------------------
                         Thousands
                          of U.S.   Thousands        Thousands
                          Dollars    of Yen     %      of Yen     %
----------------------------------------------------------------------
LIABILITIES AND
 SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings      46,721   5,350,000         4,555,000
Long-term borrowings--
 current portion           11,801   1,351,342         1,989,963
Payable under securities
 loan agreement             4,332     496,080           999,600
Capital lease
 obligations--current
 portion                   30,192   3,457,253         3,003,914
Accounts payable           33,070   3,786,846        10,107,942
Accrued expenses            4,644     531,849           540,027
Other current liabilities  17,919   2,051,859         1,702,208
                         ---------------------      ------------
Total current liabilities 148,679  17,025,229  40.5  22,898,654  45.2
LONG-TERM BORROWINGS        2,349     269,000   0.6     290,000   0.6
CAPITAL LEASE OBLIGATIONS
 --Noncurrent              35,132   4,022,923   9.6   4,980,659   9.8
ACCRUED RETIREMENT AND
 PENSION COSTS              2,138     244,823   0.6     223,332   0.4
OTHER NONCURRENT
 LIABILITIES                5,958     682,291   1.6     827,086   1.6
                         ---------------------      ------------
Total Liabilities         194,256  22,244,266  52.9  29,219,731  57.6
                         ---------------------      ------------
MINORITY INTEREST          11,194   1,281,860   3.1   1,263,320   2.5
COMMITMENTS AND
 CONTINGENCIES                 --          --    --          --    --
SHAREHOLDERS' EQUITY:

Common-stock--authorized,
 377,600 shares; issued
 and outstanding, 204,300
 shares at June 30, 2006
 and authorized, 377,600
 shares; issued and
 outstanding, 204,300
 shares at March 31, 2006 147,008  16,833,847  40.1  16,833,847  33.2
Additional paid-in
 capital                  232,287  26,599,217  63.3  26,599,217  52.5
Accumulated deficit      (252,788)(28,946,811)(68.9)(29,680,482)(58.5)
Accumulated other
 comprehensive income      35,571   4,073,276   9.7   6,553,594  12.9
Treasury stock--777
 shares held by an equity
 method investee at June
 30, 2006 and March 31,
 2006, respectively          (736)    (84,238) (0.2)    (84,238) (0.2)
                         ---------------------      ------------
Total shareholders'
 equity                   161,342  18,475,291  44.0  20,221,938  39.9
                         ---------------------      ------------
TOTAL                     366,792  42,001,417 100.0  50,704,989 100.0
                         ---------------------      ------------

(Note)
(1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 114.51 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of June 30, 2006.

(2) IIJ conducted a 1 for 5 stock split effective on October 11, 2005. The numbers of shares of common stock authorized, and issued and outstanding, and shares held by an equity method investee in this table are calculated with the assumption that the stock split was made at the beginning of FY2005. IIJ issued 12,500 new shares of common stock for public offering when it listed on the Mothers market of TSE in December 2005.


                                                            Appendix 2

                    Internet Initiative Japan Inc.
        Quarterly Consolidated Statements of Income (Unaudited)
     (For the three months ended June 30, 2006 and June 30, 2005)

                     Three Months Ended           Three Months Ended
                         June 30, 2006                June 30, 2005
                     -------------------------------------------------
                     Thousands             % of                % of
                      of U.S. Thousands    total  Thousands    total
                      Dollars    of Yen   revenues   of Yen   revenues
----------------------------------------------------------------------
REVENUES:
Connectivity and
 value-added
 services:
Dedicated access       22,844  2,615,890           2,746,900
Dial-up access          5,301    606,995             698,670
Value-added services   15,207  1,741,318           1,387,893
Other                   7,857    899,726             933,120
                     --------------------         -----------
Total                  51,209  5,863,929           5,766,583
Systems integration    52,676  6,031,963           3,840,075
Equipment sales         4,729    541,545             273,438
                     --------------------         -----------
Total revenues        108,614 12,437,437    100.0  9,880,096    100.0
                     --------------------         -----------
COST AND EXPENSES:
Cost of connectivity
 and value-added
 services              44,273  5,069,730           4,963,835
Cost of systems
 integration           40,008  4,581,313           2,910,262
Cost of equipment
 sales                  4,218    483,015             243,699
                     --------------------         -----------
Total cost             88,499 10,134,058     81.5  8,117,796     82.2
Sales and marketing     6,898    789,932      6.3    767,801      7.8
General and
 administrative         7,988    914,711      7.4    713,917      7.2
Research and
 development              347     39,684      0.3     33,904      0.3
                     --------------------         -----------
Total cost and
 expenses             103,732 11,878,385     95.5  9,633,418     97.5
                     --------------------         -----------
OPERATING INCOME        4,882    559,052      4.5    246,678      2.5
                     --------------------         -----------
OTHER INCOME:
Interest income            27      3,049               2,101
Interest expense         (935)  (107,002)           (109,377)
Foreign exchange
 gains                      6        690               8,030
Gain on other
 investments--net       4,176    478,186             488,758
Other--net                569     65,181              45,721
                     --------------------         -----------
Other income-- net      3,843    440,104      3.5    435,233      4.4
                     --------------------         -----------
INCOME FROM
 OPERATIONS BEFORE
 INCOME TAX EXPENSE,
 MINORITY INTERESTS
 AND EQUITY IN NET
 INCOME (LOSS) OF
 EQUITY METHOD
 INVESTEES              8,725    999,156      8.0    681,911      6.9
                     --------------------         -----------
INCOME TAX EXPENSE      1,300    148,874      1.2     38,111      0.4
MINORITY INTERESTS IN
 EARNINGS OF
 SUBSIDIARIES            (380)   (43,574)    (0.3)   (23,855)    (0.2)
                     --------------------         -----------
EQUITY IN NET INCOME
 (LOSS) OF EQUITY
 METHOD INVESTEES        (638)   (73,037)    (0.6)     2,729      0.0
                     --------------------         -----------
NET INCOME              6,407    733,671      5.9    622,674      6.3
----------------------------------------------------------------------

                          Three Months Ended      Three Months Ended
                             June 30, 2006            June 30, 2005
                     -------------------------------------------------
                     Thousands
                      of U.S.   Thousands           Thousands
                      Dollars    of Yen              of Yen
----------------------------------------------------------------------
BASIC WEIGHTED-
 AVERAGE NUMBER
 OF SHARES                       203,989             191,547
DILUTED WEIGHTED-
 AVERAGE NUMBER OF
 SHARES                          204,230             191,547
BASIC WEIGHTED-
 AVERAGE NUMBER
 OF ADS EQUIVALENTS           81,595,702          76,618,779
DILUTED WEIGHTED-
 AVERAGE NUMBER OF ADS
 EQUIVALENTS                  81,692,077          76,618,779
BASIC NET INCOME PER
 SHARE                    31       3,597               3,251
DILUTED NET INCOME
 PER SHARE                31       3,592               3,251
BASIC NET INCOME PER
 ADS EQUIVALENT                     8.99                8.13
DILUTED NET INCOME
 PER ADS EQUIVALENT                 8.98                8.13

(Note)

(1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 114.51 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of June 30, 2006.

(2) IIJ conducted a 1 for 5 stock split effective on October 11, 2005. The numbers of shares of common stock authorized, and issued and outstanding, and shares held by an equity method investee in this table are calculated with the assumption that the stock split was made at the beginning of FY2005. IIJ issued 12,500 new shares of common stock for public offering when it listed on the Mothers market of TSE in December 2005.


                                                            Appendix 3
                    Internet Initiative Japan Inc.
 Quarterly Condensed Consolidated Statements of Cash Flows (Unaudited)
     (For the three months ended June 30, 2006 and June 30, 2005)


                              Three Months Ended  Three Months Ended
                                  June 30, 2006       June 30, 2005
                              ----------------------------------------
                              Thousands
                               of U.S. Thousands
                               Dollars    of Yen    Thousands of Yen
----------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                       6,407    733,671             622,674
Adjustments to reconcile net
 income to net cash provided
 by operating activities:
Depreciation and amortization    9,669  1,107,155           1,013,745
Provision for (reversal of)
 doubtful accounts and
 advances                           30      3,413              (5,339)
Gains on other investments--
 net                            (4,176)  (478,186)           (488,758)
Foreign exchange losses
 (gains)                            29      3,284              (6,278)
Equity in net loss (income) of
 equity method investees           638     73,037              (2,729)
Minority interests in earnings
 of subsidiaries                   381     43,574              23,855
Deferred income tax                184     21,054              18,343
Others                             300     34,300              51,618
Changes in operating assets
 and liabilities:
Decrease in accounts
 receivable                     50,719  5,807,822           1,621,419
Increase in inventories,
 prepaid expenses and other
 current and noncurrent assets  (5,549)  (635,408)           (738,757)
Decrease in accounts payable   (53,019)(6,071,242)         (1,132,992)
Increase in accrued expenses,
 other current and noncurrent
 liabilities                     2,290    262,210              50,697
----------------------------------------------------------------------
Net cash provided by operating
 activities                      7,900    904,684           1,027,498
----------------------------------------------------------------------
INVESTING ACTIVITIES:
Purchase of property and
 equipment                      (3,810)  (436,264)           (213,485)
Purchase of short-term and
 other investments              (2,438)  (279,230)           (299,311)
Purchase of subsidiary stock
 from minority shareholders       (241)   (27,559)                  -
Proceeds from sales and
 redemption of other
 investments                     4,212    482,348             514,460
Payment of guarantee
 deposits--net                     (49)    (5,562)            (39,210)
Other                               (6)      (726)             (5,450)
----------------------------------------------------------------------
Net cash used in investing
 activities                     (2,332)  (266,993)            (42,996)
----------------------------------------------------------------------
FINANCING ACTIVITIES:
Proceeds from issuance of
 short-term borrowings with
 initial maturities over three
 months                         37,988  4,350,000                   -
Repayments of long-term
 borrowings                     (5,760)  (659,621)           (208,654)
Proceeds from securities loan
 agreement                       4,332    496,080                   -
Repayments of securities loan
 agreement                      (8,729)  (999,600)           (199,120)
Principal payments under
 capital leases                 (7,859)  (899,879)           (766,807)
Net decrease in short-term
 borrowings with initial
 maturities less than three
 months                        (31,045)(3,555,000)             (1,246)
----------------------------------------------------------------------
Net cash used in financing
 activities                    (11,073)(1,268,020)         (1,175,827)
----------------------------------------------------------------------

EFFECT OF EXCHANGE RATE
 CHANGES ON CASH                   (50)    (5,672)             11,236

NET INCREASE (DECREASE) IN CASH (5,554)  (636,001)           (180,089)
CASH, BEGINNING OF EACH PERIOD 119,876 13,727,021           5,286,477
----------------------------------------------------------------------
CASH, END OF EACH PERIOD       114,322 13,091,020           5,106,388
----------------------------------------------------------------------

----------------------------------------------------------------------
ADDITIONAL CASH FLOW
 INFORMATION:
Interest paid                      795     91,001              95,390
Income taxes paid                1,970    225,563             128,764

NONCASH INVESTING AND
 FINANCING ACTIVITIES:
Acquisition of assets by
 entering into capital leases    3,542    405,621             319,828

(Note)
(1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 114.51 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of June 30, 2006.

    CONTACT: IIJ Corporate Communications
             Taisuke ONO, +81-3-5259-6500
             ir@iij.ad.jp
             http://www.iij.ad.jp/

EXHIBIT 2
---------

(English Translation)

     Overview of Financial Results for the Three Months Ended June 30, 2006
                                 (Consolidated)
      (Prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP"))
                                                                  August 9, 2006
Company name  Internet Initiative Japan Inc.

("IIJ", stock code number: 3774, the Mothers Market of the Tokyo Stock Exchange ("TSE")) (URL http://www.iij.ad.jp/)
                       ---------------------


Contacts Company representative: Koichi Suzuki, President and
                                 Representative Director
         Person-in-charge:       Akihisa Watai, Director and CFO
         TEL:                    (03)-5259-6500


1. Items regarding Preparation of Quarterly Consolidated Financial Results

     (1) Standard used for preparation of the quarterly consolidated financial statements: Standard for Preparation of Interim Consolidated Financial Statements

     (2)  Changes in accounting method from the most recent fiscal year: No

     (3)  Changes in scope of consolidation and equity method: No

2. Overview of Financial Results for the Three Months Ended June 30, 2006 (April 1, 2006 through June 30, 2006)

     (1)  Consolidated Results of Operations

--------------------------------------------------------------------------------------------------------------------------------
                                                                          (Amounts less than one million yen are rounded)


                                                                                                Income before
                                                                                Operating        Income Tax
                                                            Total Revenues       Income           Expense         Net Income
--------------------------------------------------------------------------------------------------------------------------------
                                                            Millions of Yen   Millions of Yen  Millions of Yen   Millions of Yen
                                                                         %                %                %               %
Three months ended June 30, 2006                            12,437    25.9    559       126.6  999        46.5   734       17.8
Three months ended June 30, 2005                             9,880      --    247          --  682          --   623         --
--------------------------------------------------------------------------------------------------------------------------------
(For reference) Year ended March 31, 2006                   49,813          2,411            5,379             4,754
--------------------------------------------------------------------------------------------------------------------------------



                                                            Basic Net Income  Diluted Net Income
                                                                per Share         per Share
------------------------------------------------------------------------------------------------
                                                                  Yen              Yen
Three months ended June 30, 2006                                 3,597            3,592
Three months ended June 30, 2005                                 3,251            3,251
------------------------------------------------------------------------------------------------
(For reference) Year ended March 31, 2006                       24,301           24,258
------------------------------------------------------------------------------------------------

(Notes)

1) Equity in net income (loss) of equity method investees was equity in net loss of JPY 73 million, equity in net income of JPY 3 million and equity in net loss of JPY 14 million for the three months ended June 30, 2006, the three months ended June 30, 2005 and the year ended March 31, 2006, respectively.

2) The weighted-average number of shares of common stock outstanding (consolidated) was 203,989, 191,547 and 195,613 for the three months ended June 30, 2006, the three months ended June 30, 2005 and the year ended March 31, 2006, respectively. IIJ conducted a 1 for 5 stock split effective on October 11, 2005. The numbers are calculated with the assumption that the stock spilt was made at the beginning of the year ended March 31, 2006. The numbers are calculated with the number of IIJ shares of common stock outstanding deducted by the number of IIJ's shares owned by IIJ's equity method investee multiplied by IIJ's ownership in the equity method investee.

3) The percentage figures for the total revenues, operating income and others for the three months ended June 30, 2006 show an increase or decrease compared to the same quarter in the last fiscal year. As IIJ began to prepare the financial statements for three months ended June 30 as required by TSE for the three months ended June 30, 2005, IIJ does not show the percentage figures for the total revenues, operating income and others for the three months ended June 30, 2005.

4) The potential shares did not have a dilutive effect for the three months ended June 30, 2006.

5) In this document, income before income tax expense represents income from operations before income tax expense, minority interests and equity in net income (loss) of equity method investees in IIJ's consolidated financial statements.

(Consolidated Results of Operations for the three months ended June 30, 2006 (from April 1, 2006 to June 30, 2006))

a. Overview of Financial Results

     IIJ had a favorable start to the year ending March 31, 2007. Despite the fact that our first quarter is historically weakest due to seasonal fluctuations in Japanese corporate spending, both revenues and profits increased significantly for the three months ended June 30, 2006 compared to the three months ended June 30, 2005 due to the significant increase in systems integration and outsourcing services.

     In general, with the recovering trend of the Japanese economy, corporate investments on network have continued to rise. Under this business environment, revenues from systems integration, such as network design, construction, operation and maintenance, and value-added services ("VAS") such as security-related services, and outsourcing of email-related system and data center services, are steadily increasing.

     As a result, for the IIJ Group's consolidated results of operation for the three months ended June 30, 2006, total revenues amounted to JPY 12,437 million, an increase of 25.9% compared to the three months ended June 30, 2005. Operating income amounted to JPY 559 million, an increase of 126.6% compared to the three months ended June 30, 2005. Income before income tax expense amounted to JPY 999 million, an increase of 46.5% compared to the three months ended June 30, 2005 and net income amounted to JPY 734 million, an increase of 17.8% compared to the three months ended June 30, 2005.

b. Analysis of the Results of Operations

1) Revenues

     Revenues for the three months ended June 30, 2006 totaled JPY 12,437 million, an increase of 25.9% compared to the three months ended June 30, 2005.


----------------------------------------------------------------------------------------------------------------------------
                                                   Three Months ended June 30,    Three Months ended June        YoY %
                                                               2006                      30, 2005               Change
----------------------------------------------------------------------------------------------------------------------------
                                                         Millions of Yen              Millions of Yen              %
Connectivity and VAS                                                     5,864                       5,767             1.7
----------------------------------------------------------------------------------------------------------------------------
Systems Integration                                                      6,032                       3,840            57.1
----------------------------------------------------------------------------------------------------------------------------
Equipment Sales                                                            541                         273            98.1
----------------------------------------------------------------------------------------------------------------------------
Total Revenues                                                          12,437                       9,880            25.9
----------------------------------------------------------------------------------------------------------------------------

     Connectivity and VAS revenues were JPY 5,864 million for the three months ended June 30, 2006, an increase of 1.7% compared to the three months ended June 30, 2005. Although revenues from Internet connectivity services decreased, revenues from various types of VAS increased due to an increase in demand for outsourcing services.

     SI revenues increased by 57.1% from the three months ended June 30, 2005 to JPY 6,032 million for the three months ended June 30, 2006. The increase was mainly due to an increase in revenues from network system outsourcing and maintenance which generated recurring revenues and increase in one-time revenues from network design, construction and consultation.

     Equipment sales revenues were JPY 541 million for the three months ended June 30, 2006, an increase of 98.1% compared to the three months ended June 30, 2005.

2) Cost of Revenues


     The cost of revenues was JPY 10,134 million for the three months ended June 30, 2006, an increase of 24.8% compared to the three months ended June 30, 2005.


----------------------------------------------------------------------------------------------------------------------------
                                                   Three Months ended June 30,    Three Months ended June        YoY %
                                                               2006                      30, 2005               Change
----------------------------------------------------------------------------------------------------------------------------
                                                         Millions of Yen              Millions of Yen              %
Connectivity and VAS                                                     5,070                       4,964             2.1
----------------------------------------------------------------------------------------------------------------------------
Systems Integration                                                      4,581                       2,910            57.4
----------------------------------------------------------------------------------------------------------------------------
Equipment Sales                                                            483                         244            98.2
----------------------------------------------------------------------------------------------------------------------------
Total Cost of Revenues                                                  10,134                       8,118            24.8
----------------------------------------------------------------------------------------------------------------------------

     The cost of connectivity and VAS revenues was JPY 5,070 million for the three months ended June 30, 2006, an increase of 2.1% compared to the three months ended June 30, 2005.

     The cost of SI revenues increased by 57.4% to JPY 4,581 million for the three months ended June 30, 2006 from the three months ended June 30, 2005, mainly due to an increase in revenues from systems integration.

     The cost of equipment sales revenues was JPY 483 million for the three months ended June 30, 2006, an increase of 98.2% compared to the three months ended June 30, 2005.

3) Sales and Marketing Expenses

     Sales and marketing expenses were JPY 790 million for the three months ended June 30, 2006, an increase of 2.9% compared to the three months ended June 30, 2005. The increase was mainly due to an increase in expenses from the business expansion.

4)   General and Administrative Expenses

     General and administrative expenses were JPY 915 million for the three months ended June 30, 2006, an increase of 28.1% compared to the three months ended June 30, 2005. The increase was mainly due to an increase in personnel expenses principally related to the recruitment of new graduates, an increase of recruiting expenses and expenses related to changes in office layouts.

5)   Operating Income

     Operating income was JPY 559 million for the three months ended June 30, 2006, an increase of 126.6% compared to the three months ended June 30, 2005. The increase was mainly due to the increase in gross margin, which was caused by the increase in revenues from value-added services and systems integration.

6)   Other Income and Others

     Other income for three months ended June 30, 2006 was JPY 440 million, an increase of 1.1% compared to the three months ended June 30, 2005. The increase included a gain from sale of available-for-sale securities of JPY 478 million.

7)   Net Income

     Net income for the three months ended June 30, 2006 was JPY 734 million, an increase of 17.8% compared to the three months ended June 30, 2005. The income tax expense for the three months ended June 30, 2006 increased to JPY 149 million compared to the three months ended June 30, 2005, mainly due to an increase of income tax payable related to taxable income of our consolidated subsidiaries. The equity in net loss of equity method investees totaled JPY 73 million for the three months ended June 30, 2006 due to an increase of equity method loss from the newly established equity method investee.

c.   Analysis by Service

1)   Internet Connectivity and Value-added Services ("VAS")

     For dedicated access services, a number of corporate customers have increased their bandwidth and the number of contracts of broadband services increased with an increase of multi-site connection projects. However, the revenue from dedicated access services decreased by 4.8% to JPY 2,616 million mainly related to a decrease by JPY 234 million in interconnection revenues between IIJ's network and Asia Internet Holding Co., Ltd. ("AIH"), our former equity method investee, because AIH merged into IIJ.

     Dial-up access service revenues were JPY 607 million for the three months ended June 30, 2006, a decrease of 13.1% compared to the three months ended June 30, 2005. The decrease was mainly due to the decrease in revenues from services for individual customers, such as IIJ4U, as well as the discontinuance of services of a large customer to which we provided our services as OEM.

     VAS revenues were JPY 1,741 million for the three months ended June 30, 2006, an increase of 25.5% compared to the three months ended June 30, 2005 due to an increase in revenues from various types of services. We recorded an increase in revenues from network-related outsourcing services such as the rental service of SEIL, our in-house developed routers and SEIL Management Framework ("SMF"), the central management system of SEIL, server-related outsourcing services such as outsourcing of e-mail systems and data center related services. The increase in revenues from the SEIL rental service and SMF reflects an increase of multi-site connection projects.

     Other revenues were JPY 900 million for the three months ended June 30, 2006, a decrease of 3.6% compared to the three months ended June 30, 2005.

     As a result, revenues from Internet connectivity and VAS for the three months ended June 30, 2006 were JPY 5,864 million, an increase of 1.7% compared to the three months ended June 30, 2005. The gross margin of Internet connectivity and VAS was JPY 794 million, a decrease of 1.1% compared to the three months ended June 30, 2005 and the gross margin ratio was 13.5%.

[Connectivity and VAS Revenue Breakdown and Cost]


----------------------------------------------------------------------------------------------------------------------------
                                                        Three Months Ended          Three Months Ended           YoY %
                                                          June 30, 2006                June 30, 2005            Change
----------------------------------------------------------------------------------------------------------------------------
                                                         Millions of Yen              Millions of Yen              %
----------------------------------------------------------------------------------------------------------------------------
Connectivity and VAS Revenues                                            5,864                       5,767             1.7
----------------------------------------------------------------------------------------------------------------------------
   Dedicated Access Service Revenues                                     2,616                       2,747           (4.8)
----------------------------------------------------------------------------------------------------------------------------
   Dial-up Access Service Revenues                                         607                         699          (13.1)
----------------------------------------------------------------------------------------------------------------------------
   VAS Revenues                                                          1,741                       1,388            25.5
----------------------------------------------------------------------------------------------------------------------------
   Other Revenues                                                          900                         933           (3.6)
----------------------------------------------------------------------------------------------------------------------------
Cost of Connectivity and VAS                                             5,070                       4,964             2.1
----------------------------------------------------------------------------------------------------------------------------
  Backbone Cost (included in the cost                                      872                         864             0.9
  of Connectivity and VAS)
----------------------------------------------------------------------------------------------------------------------------
Connectivity and VAS Gross Margin Ratio                                  13.5%                       13.9%         --
----------------------------------------------------------------------------------------------------------------------------

2)   Systems integration ("SI")

     Systems integration revenues for the three months ended June 30, 2006 were JPY 6,032 million, an increase of 57.1% compared to the three months ended June 30, 2005. The increase was mainly due to an increase of 22.9% in revenues from network system outsourcing and maintenance, which will generate recurring revenues, and a significant increase of 132.9% in revenues from one-time systems integration projects, partly due to projects carrying over from the previous quarter. The gross margin ratio for SI was 24.0%.


[Systems Integration Revenue Breakdown and Cost]

---------------------------------------------------------------------------------------------------------------------------
                                                        Three Months Ended          Three Months Ended          YoY %
                                                          June 30, 2006                June 30, 2005            Change
---------------------------------------------------------------------------------------------------------------------------
                                                         Millions of Yen              Millions of Yen             %
---------------------------------------------------------------------------------------------------------------------------
SI Revenues                                                              6,032                       3,840           57.1
---------------------------------------------------------------------------------------------------------------------------
                               Systems Integration                       2,778                       1,193          132.9
---------------------------------------------------------------------------------------------------------------------------
                              Outsourced Operation                       3,254                       2,647           22.9
---------------------------------------------------------------------------------------------------------------------------
Cost of SI                                                               4,581                       2,910           57.4
---------------------------------------------------------------------------------------------------------------------------
SI Gross Margin Ratio                                                    24.0%                       24.2%         --
---------------------------------------------------------------------------------------------------------------------------

3) Equipment sales

     Equipment sales revenues for the three months ended June 30, 2006 were JPY 541 million. The gross margin of equipment sales was JPY 59 million and the gross margin ratio was 10.8%.

[Equipment Sales Revenue and Cost]

---------------------------------------------------------------------------------------------------------------------------
                                                        Three Months Ended          Three Months Ended          YoY %
                                                          June 30, 2006                June 30, 2005            Change
---------------------------------------------------------------------------------------------------------------------------
                                                         Millions of Yen              Millions of Yen             %
---------------------------------------------------------------------------------------------------------------------------
Equipment Sales Revenues                                                   541                         273           98.1
---------------------------------------------------------------------------------------------------------------------------
Cost of Equipment Sales                                                    483                         244           98.2
---------------------------------------------------------------------------------------------------------------------------
Equipment Sales Gross Margin Ratio                                       10.8%                       10.9%         --
---------------------------------------------------------------------------------------------------------------------------


(2)  Changes in Consolidated Financial Position                            (Amounts less than one million yen are rounded)


------------------------------- ---------------------- ---------------------- ---------------------- -----------------------
                                    Total Assets       Shareholders' Equity     Equity-to-Assets      Shareholders' Equity
                                                                                      Ratio                per Share
------------------------------- ---------------------- ---------------------- ---------------------- -----------------------
                                   Millions of Yen        Millions of Yen                %                     Yen
As of June 30, 2006                            42,001                 18,475                   44.0                  90,570
As of June 30, 2005                            33,744                 10,187                   30.2                  53,199
------------------------------- --------------------- ---------------------- ---------------------- -----------------------
(For reference) As of
  March 31, 2006                               50,705                 20,222                   39.9                  99,132
------------------------------- ---------------------- ---------------------- ---------------------- -----------------------

  (Note)

  The number of shares of common stock outstanding (consolidated) was 203,989, 191,489 and 203,989 as of June 30, 2006, June 30, 2005 and March 31, 2006,
  respectively. IIJ conducted a 1 for 5 stock split effective on October 11, 2005. The numbers are calculated with the assumption that the stock spilt had been made at the beginning of the year ended March 31, 2006. The numbers are calculated with the number of IIJ shares of common stock outstanding reduced by the number of IIJ's shares owned by IIJ's equity method investee multiplied by IIJ's percentage ownership in the equity method investee.


(3) Consolidated Cash Flows

                                                                             (Amounts less than one million yen are rounded)
------------------------------- ---------------------- ---------------------- ---------------------- -----------------------
                                  Net cash provided     Net cash provided       Net cash provided       Cash and cash
                                    by operating           by (used in)            by (used in)       equivalents at end
                                     activities        investing activities    financing activities        of period
------------------------------- ---------------------- ---------------------- ---------------------- -----------------------
                                   Millions of Yen        Millions of Yen        Millions of Yen        Millions of Yen
Three months ended
  June 30, 2006                            905                  (267)                (1,268)                  13,091
Three months ended
June 30, 2005                            1,027                   (43)                (1,176)                   5,106
------------------------------- ---------------------- ---------------------- ---------------------- -----------------------
(For reference) Year ended               6,559                 1,805                     39                  13,727
March 31, 2006
------------------------------- ---------------------- ---------------------- ---------------------- -----------------------

(Note)

As for the cash flows, the effect of exchange rate changes on cash was JPY (6) million, JPY 11 million and JPY 38 million for the three months ended June 30, 2006, the three months ended June 30, 2005 and the year ended March 31, 2006, respectively.

(Qualitative Information Regarding Changes in Consolidated Financial Position)

     The balance of cash as of June 30, 2006 was JPY 13,091 million (the balance of cash as of June 30, 2005 was JPY 5,106 million).

(Net cash used in operating activities)

     Net cash provided by operating activities was JPY 905 million for the three months ended June 30, 2006 (the net cash provided by operating activities was JPY 1,027 million for the three months ended June 30, 2005). An increase or decrease of accounts receivable and accounts payable offset an increase in operating income due to an increase in revenues from value-added services and systems integration.

(Net cash used in investing activities)

     Net cash used in investing activities was JPY 267 million for the three months ended June 30, 2006 (the net cash used in financing activities was JPY 43 million for the three months ended June 30, 2005). Purchases of short-term and other investments of JPY 279 million and property and equipment of JPY 436 million offset proceeds of JPY 482 million from sales and redemption of short-term and other investments.

(Net cash used in financing activities)

     Net cash used in financing activities was JPY 1,268 million for the three months ended June 30, 2006 (the net cash used in financing activities was JPY 1,176 million for the three months ended June 30, 2005). Repayments of securities loan agreement of JPY 1,000 million, principal payments under capital leases of JPY 900 million, and repayments of long-term borrowings of JPY 660 million offset proceeds of JPY 795 million from issuance of short-term borrowings and proceeds of JPY 496 million from securities loan agreement.

3. Target of Consolidated Financial Results for the Year Ending March 31, 2007 (April 1, 2006 through March 31, 2007)


                                                                     (Amounts less than one million yen are rounded)
-----------------------------------------------------------------------------------------------------------------------------
                                  Total Revenues         Operating Income     Income before Income         Net Income
                                                                                   Tax Expense
-----------------------------------------------------------------------------------------------------------------------------
                                  Millions of Yen         Millions of Yen        Millions of Yen        Millions of Yen
Interim period ending                      25,000                 1,000                  2,600                   2,000
September 30, 2006

Year ending March 31, 2007                 55,000                 3,200                  6,300                   5,000
------------------------------ ------------------------ ---------------------- ---------------------- -----------------------

(Reference) Net income per share for the year ending March 31, 2007, based on the target above: JPY 24,511

(Notes)

1) Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding revenues and operating and net profitability of the year ending March 31, 2007, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and value-added services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

(Qualitative Information regarding Targets for Consolidated Financial Results)

  IIJ maintains its target for consolidated and non-consolidated financial results for the year ending March 31, 2007 that we announced on May 10, 2006.

4. Reference Information

     At the Ordinary General Shareholders' Meeting held on June 28, 2006, the reductions of additional paid-in capital of JPY 21,980,395 thousand and common stock of JPY 2,539,222 thousand were resolved to eliminate the accumulated deficit in the non-consolidated financial statements under generally accepted accounting principles in Japan. The resolution became effective on August 4, 2006. As a result, the common stock was reduced to JPY 14,294,625,054, the additional paid-in capital was reduced to JPY 0 and the accumulated deficit was eliminated in the non-consolidated financial statements. However, due to the difference in accounting principles between Japan and the United States, the accumulated deficit has not been eliminated and the common stock and additional paid-in capital have not been reduced in our consolidated financial statements under U.S. GAAP.

5. Quarterly Consolidated Financial Statements
(From April 1, 2006 through June 30, 2006)


(1) Quarterly Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------------------
                                                         As of June 30, 2006  As of June 30, 2005     As of March 31,
                                                                                                          2006
------------------------------------------------------------------------------------------------------------------------
                                                        Thousands Thousands of      Thousands of       Thousands of
                                                         of U.S.      Yen               Yen                Yen
                                                  Notes  Dollars               %                  %                 %
------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:

Cash                                                     114,322  13,091,020         5,106,388         13,727,021

Short-term investments                                        --          --           304,628                 --

Accounts receivable, net of allowance for doubtful
 accounts of JPY 29,054 thousand, JPY 35,482
 thousand and JPY 23,411 thousand at June 30, 2006,
 June 30, 2005 and March 31, 2006,
 respectively                                         3   53,649   6,143,361         5,792,808         11,962,304

Inventories                                                6,192     709,047           265,286            851,857

Prepaid expenses                                          16,033   1,835,908         1,263,409          1,031,325

Other current assets, net of allowance for doubtful
 accounts of JPY 30,850 thousand, JPY 19,000
 thousand and JPY 33,250 thousand at June 30,
 2006, June 30, 2005 and
 March 31, 2006, respectively                             1,548     177,320            80,797            214,121
                                                        ---------------------      ------------       ------------

Total current assets                                     191,744  21,956,656  52.3  12,813,316   38.0  27,786,628  54.8

INVESTMENTS IN AND ADVANCES TO EQUITY METHOD
INVESTEES,
 net of loan loss valuation allowance of JPY 16,701
 thousand, JPY 31,378 thousand and JPY 16,701
 thousand at June 30, 2006, June 30, 2005 and
 March 31, 2006, respectively                         3     ,563   1,095,058   2.6     677,035    2.0   1,162,971   2.3

OTHER INVESTMENTS                                   2,5   50,747   5,811,019  13.8   7,882,229   23.3   8,020,705  15.8

PROPERTY AND EQUIPMENT--Net                           4   85,330   9,771,187  23.3   9,155,981   27.1  10,299,496  20.3

INTANGIBLE ASSETS--Net                                     5,547     635,152   1.5     560,288    1.7     632,594   1.2

GUARANTEE DEPOSITS                                  4,5   13,576   1,554,601   3.7   2,091,237    6.2   1,549,653   3.1

OTHER ASSETS, net of allowance for doubtful
 accounts of JPY 39,657 thousand, JPY 375,989
 thousand and JPY 40,980 thousand at June 30,
 2006, June 30, 2005 and
 March 31, 2006, respectively                             10,285   1,177,744   2.8     564,153    1.7   1,252,942   2.5
                                                        ---------------------      ------------       ------------
TOTAL                                                    366,792  42,001,417 100.0  33,744,239  100.0  50,704,989 100.0
                                                        ---------------------      ------------       ------------

------------------------------------------------------------------------------------------------------------------------
                                                         As of June 30, 2006    As of June 30, 2005    As of March 31,
                                                                                                          2006
------------------------------------------------------------------------------------------------------------------------
                                                        Thousands Thousands of      Thousands of       Thousands of
                                                         of U.S.      Yen               Yen                Yen
                                                   Notes Dollars                  %                  %                 %
------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings                                 5   46,721   5,350,000         4,723,387          4,555,000
Long-term borrowings--current portion                 5   11,801   1,351,342         3,187,023          1,989,963
Payable under securities loan agreement               5    4,332     496,080         1,530,400            999,600
Capital lease obligations--current portion            4   30,192   3,457,253         2,718,759          3,003,914
Accounts payable                                      3   33,070   3,786,846         3,665,233         10,107,942
Accrued expenses                                           4,644     531,849           523,478            540,027
Other current liabilities                                 17,919   2,051,859           918,829          1,702,208
                                                        ---------------------      ------------       ------------
Total current liabilities                                148,679  17,025,229  40.5  17,267,109   51.2  22,898,654  45.2
LONG-TERM BORROWINGS                                  5    2,349     269,000   0.6     870,342    2.6     290,000   0.6
CAPITAL LEASE OBLIGATIONS --Noncurrent                4   35,132   4,022,923   9.6   3,950,359   11.7   4,980,659   9.8
ACCRUED RETIREMENT AND PENSION COSTS                       2,138     244,823   0.6     169,460    0.5     223,332   0.4
OTHER NONCURRENT LIABILITIES                               5,958     682,291   1.6     246,818    0.7     827,086   1.6
                                                        ---------------------      ------------       ------------
Total Liabilities                                        194,256  22,244,266  52.9  22,504,088   66.7  29,219,731  57.6
                                                        ---------------------      ------------       ------------
MINORITY INTEREST                                         11,194   1,281,860   3.1   1,053,212    3.1   1,263,320   2.5
COMMITMENTS AND CONTINGENCIES                         6       --          --    --          --     --          --    --
SHAREHOLDERS' EQUITY:

Common-stock--authorized, 377,600 shares;
 issued and outstanding, 204,300 shares at
 June 30, 2006, authorized, 377,600 shares;
 issued and outstanding, 191,800 shares at
 June 30, 2005 and authorized, 377,600
 shares; issued and outstanding, 204, 300
 shares at March 31, 2006                                147,008  16,833,847  40.1  13,765,372   40.8  16,833,847  33.2
Additional paid-in capital                               232,287  26,599,217  63.3  23,637,628   70.0  26,599,217  52.5
Accumulated deficit                                     (252,788)(28,946,811)(68.9)(33,811,378)(100.2)(29,680,482)(58.5)
Accumulated other comprehensive income                    35,571   4,073,276   9.7   6,679,555   19.8   6,553,594  12.9
Treasury stock--777 shares held by an equity
 method investee at June 30, 2006, June 30, 2005
 and March 31, 2006, respectively                           (736)    (84,238) (0.2)    (84,238)  (0.2)    (84,238) (0.2)
                                                        ---------------------      ------------       ------------
Total shareholders' equity                               161,342  18,475,291  44.0  10,186,939   30.2  20,221,938  39.9
                                                        ---------------------      ------------       ------------
TOTAL                                                    366,792  42,001,417 100.0  33,744,239  100.0  50,704,989 100.0
                                                        ---------------------      ------------       ------------

------------------------------------------------------------------------------------------------------------------------

(Note)

1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 114.51 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of June 30, 2006.

2) IIJ conducted a 1 for 5 stock split effective on October 11, 2005. The numbers of shares of common stock authorized, and issued and outstanding, and shares held by an equity method investee in this table are calculated with the assumption that the stock split was made at the beginning of the year ended March 31, 2006. IIJ issued 12,500 new shares of common stock for public offering when it listed on the Mothers market of TSE in December 2005.

(2) Quarterly Consolidated Statements of Income

-------------------------------------------------------------------------------------------------------------------------
                                                   Three Months Ended June 30,  Three Months Ended   Fiscal Year Ended
                                                                2006                June 30, 2005      March 31, 2006
                                                   ----------------------------------------------------------------------
                                                   Thousands              % of                % of                % of
                                                    of U.S.  Thousands    total  Thousands    total  Thousands    total
                                             Notes  Dollars   of Yen    revenues   of Yen    revenues  of Yen    revenues
-------------------------------------------------------------------------------------------------------------------------
REVENUES:                                        3
Connectivity and value-added services:
Dedicated access                                     22,844  2,615,890           2,746,900          10,625,268
Dial-up access                                        5,301    606,995             698,670           2,673,808
Value-added services                                 15,207  1,741,318           1,387,893           6,249,891
Other                                                 7,857    899,726             933,120           3,673,872
                                                   --------------------         -----------         -----------
Total                                                51,209  5,863,929           5,766,583          23,222,839
Systems integration                                  52,676  6,031,963           3,840,075          23,504,537
Equipment sales                                       4,729    541,545             273,438           3,085,208
                                                   --------------------         -----------         -----------
Total revenues                                      108,614 12,437,437    100.0  9,880,096    100.0 49,812,584    100.0
                                                   --------------------         -----------         -----------
COST AND EXPENSES:                            3,4
Cost of connectivity and value-added services        44,273  5,069,730           4,963,835          20,077,990
Cost of systems integration                          40,008  4,581,313           2,910,262          18,120,418
Cost of equipment sales                               4,218    483,015             243,699           2,818,036
                                                   --------------------         -----------         -----------
Total cost                                           88,499 10,134,058     81.5  8,117,796     82.2 41,016,444     82.4
Sales and marketing                                   6,898    789,932      6.3    767,801      7.8  3,079,526      6.2
General and administrative                            7,988    914,711      7.4    713,917      7.2  3,147,315      6.3
Research and development                                347     39,684      0.3     33,904      0.3    158,155      0.3
                                                   --------------------         -----------         -----------
Total cost and expenses                             103,732 11,878,385     95.5  9,633,418     97.5 47,401,440     95.2
                                                   --------------------         -----------         -----------
OPERATING INCOME                                      4,882    559,052      4.5    246,678      2.5  2,411,144      4.8
                                                   --------------------         -----------         -----------
OTHER INCOME:
Interest income                                          27      3,049               2,101              13,099
Interest expense                                       (935)  (107,002)           (109,377)           (437,364)
Foreign exchange gains                                    6        690               8,030               3,470
Gain on other investments--net                   2    4,176    478,186             488,758           3,197,690
Other--net                                              569     65,181              45,721             190,520
                                                   --------------------         -----------         -----------
Other income-- net                                    3,843    440,104      3.5    435,233      4.4  2,967,415      6.0
                                                   --------------------         -----------         -----------
INCOME FROM OPERATIONS BEFORE INCOME TAX
 EXPENSE, MINORITY INTERESTS AND EQUITY IN NET
 INCOME (LOSS) OF EQUITY METHOD INVESTEES             8,725    999,156      8.0    681,911      6.9  5,378,559     10.8
                                                   --------------------         -----------         -----------
INCOME TAX EXPENSE                                    1,300    148,874      1.2     38,111      0.4    257,360      0.5
MINORITY INTERESTS IN EARNINGS OF SUBSIDIARIES         (380)   (43,574)    (0.3)   (23,855)    (0.2)  (353,883)    (0.7)
                                                   --------------------         -----------         -----------
EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD     3
 INVESTEES                                             (638)   (73,037)    (0.6)     2,729      0.0    (13,746)    (0.1)
                                                   --------------------         -----------         -----------
NET INCOME                                            6,407    733,671      5.9    622,674      6.3  4,753,570      9.5


------------------------------------------------------------------------------------------------------------------------
                                                   Three Months Ended June 30,  Three Months Ended   Fiscal Year Ended
                                                                2006                June 30, 2005      March 31, 2006
                                                   ---------------------------------------------------------------------
                                                   Thousands
                                                    of U.S.
                                             Notes  Dollars  Thousands of Yen    Thousands of Yen    Thousands of Yen
------------------------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE                             8
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES                        203,989             191,547             195,613
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES                      204,230             191,547             195,955
BASIC WEIGHTED-AVERAGE NUMBER OF ADS
 EQUIVALENTS                                                81,595,702          76,618,779          81,595,702
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS
 EQUIVALENTS                                                81,692,077          76,618,779          81,796,102
BASIC NET INCOME PER SHARE                               31      3,597               3,251              24,301
DILUTED NET INCOME PER SHARE                             31      3,592               3,251              24,258
BASIC NET INCOME PER ADS EQUIVALENT                               8.99                8.13               58.26
DILUTED NET INCOME PER ADS EQUIVALENT                             8.98                8.13               58.11
------------------------------------------------------------------------------------------------------------------------

(Note)

1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 114.51 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of June 30, 2006.


2) IIJ conducted a 1 for 5 stock split effective on October 11, 2005. The numbers of shares of common stock authorized, and issued and outstanding, and shares held by an equity method investee in this table are calculated with the assumption that the stock split was made at the beginning of the year ended March 31, 2006. IIJ issued 12,500 new shares of common stock for public offering when it listed on the Mothers market of TSE in December 2005.

(3) Consolidated Statements of Shareholders' Equity


Consolidated statements of shareholders' equity for three months ended June 30, 2006 (Unit: Thousands of Yen)

------------------------------------------------------------------------------------------------------------------------
                                          Shares of    Common   Additional Accumulated  Accumulated  Treasury   Total
                                            Common      Stock     Paid-in     Deficit      Other       Stock
                                            Stock                 Capital               Comprehensive
                                          Outstanding                                      Income
                                          (Including
                                           Treasury
                                            Stock)
                                           (Shares)
------------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 1, 2006                       204,300 16,833,847 26,599,217 (29,680,482)    6,553,594 (84,238)20,221,938
Net income                                                                     733,671                          733,671
Other comprehensive loss, net of tax                                                      (2,480,318)        (2,480,318)
                                                                                                             -----------
Total comprehensive income                                                                                   (1,746,647)
                                         -------------------------------------------------------------------------------
BALANCE, JUNE 30, 2006                       204,300 16,833,847 26,599,217 (28,946,811)    4,073,276 (84,238)18,475,291
                                         -------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------


Consolidated statements of shareholders' equity for three months ended June 30, 2006 (Unit: Thousands of U.S. Dollars)
------------------------------------------------------------------------------------------------------------------------
                                          Shares of    Common   Additional Accumulated  Accumulated  Treasury   Total
                                            Common      Stock     Paid-in     Deficit      Other       Stock
                                            Stock                 Capital               Comprehensive
                                          Outstanding                                      Income
                                          (Including
                                           Treasury
                                            Stock)
                                           (Shares)
------------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 1, 2006                       204,300    147,008    232,287    (259,196)       57,232    (736)   176,595
Net income                                                                       6,407                            6,407
Other comprehensive loss, net of tax                                                         (21,660)           (21,660)
                                                                                                             -----------
Total comprehensive income                                                                                      (15,253)
                                         -------------------------------------------------------------------------------
BALANCE, JUNE 30, 2006                       204,300    147,008    232,287    (252,788)       35,571    (736)   161,342
                                         -------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

(Note)

1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 114.51 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of June 30, 2006.

Consolidated statements of shareholders' equity for three months ended June 30, 2005 (Unit: Thousands of Yen)
------------------------------------------------------------------------------------------------------------------------
                                          Shares of    Common   Additional Accumulated  Accumulated  Treasury   Total
                                            Common      Stock     Paid-in     Deficit      Other       Stock
                                            Stock                 Capital               Comprehensive
                                          Outstanding                                      Income
                                          (Including
                                           Treasury
                                            Stock)
                                           (Shares)
------------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 1, 2005                       191,800 13,765,372 23,637,628 (34,434,052)    8,690,125 (44,000)11,615,073
Net income                                                                     622,674                          622,674
Other comprehensive income, net of tax                                                    (2,010,570)        (2,010,570)
                                                                                                             -----------
Total comprehensive income                                                                                   (1,387,896)
Purchase of common stock by an equity method investee                                                (40,238)   (40,238)
------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 2005                       191,800 13,765,372 23,637,628 (33,811,378)    6,679,555 (84,238)10,186,939
                                         -------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------

Consolidated statements of shareholders' equity for the fiscal year ended March 31, 2006 (Unit: Thousands of Yen)
------------------------------------------------------------------------------------------------------------------------
                                          Shares of    Common   Additional Accumulated  Accumulated  Treasury   Total
                                            Common      Stock     Paid-in     Deficit      Other       Stock
                                            Stock                 Capital               Comprehensive
                                          Outstanding                                      Income
                                          (Including
                                           Treasury
                                            Stock)
                                           (Shares)
------------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 1, 2005                       191,800 13,765,372 23,637,628 (34,434,052)    8,690,125 (44,000)11,615,073
Net income                                                                   4,753,570                        4,753,570
Other comprehensive loss, net of tax                                                      (2,136,531)        (2,136,531)
                                                                                                             -----------
Total comprehensive income                                                                                    2,617,039
Issuance of common stock, net of issuance
 cost                                         12,500  3,068,475  2,961,589                                    6,030,064
Purchase of common stock by an equity method investee                                                (40,238)   (40,238)
------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 2006                      204,300 16,833,847 26,599,217 (29,680,482)    6,553,594 (84,238)20,221,938
                                         -------------------------------------------------------------------------------


(4) Quarterly Condensed Consolidated Statements of Cash Flows

----------------------------------------------------------------------------------------------------------------------------
                                                                              Three Months Ended   Three Months  Fiscal Year
                                                                                June 30, 2006     Ended June 30, Ended
                                                                                                      2005       March 31, 2006
                                                                              ----------------------------------------------
                                                                              Thousands Thousands   Thousands  Thousands
                                                                              of U.S.      of          of         of
                                                                              Dollars     Yen          Yen       Yen
----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                                       6,407    733,671    622,674  4,753,570

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization                                                    9,669  1,107,155  1,013,745  4,209,037

Provision for (reversal of) doubtful accounts and advances                          30      3,413     (5,339)   (12,009)

Gains on other investments--net                                                 (4,176)  (478,186)  (488,758)(3,197,690)

Foreign exchange losses (gains)                                                     29      3,284     (6,278)    (7,825)

Equity in net loss (income) of equity method investees                             638     73,037     (2,729)    13,746

Minority interests in earnings of subsidiaries                                     381     43,574     23,855    353,883

Deferred income tax expense (benefit)                                              184     21,054     18,343   (230,841)

Others                                                                             298     34,300     51,618    215,480

Changes in operating assets and liabilities:

Decrease (increase) in accounts receivable                                      50,719  5,807,822  1,621,419 (4,460,173)

Increase in inventories, prepaid expenses and other current and noncurrent
 assets                                                                         (5,549)  (635,408)  (738,757)(1,390,398)

Increase (decrease) in accounts payable                                        (53,019)(6,071,242)(1,132,992) 4,975,623

Increase in accrued expenses, other current and noncurrent liabilities           2,289    262,210     50,697  1,336,421
------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                        7,900    904,684  1,027,498  6,558,824
------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:

Purchase of property and equipment                                              (3,810)  (436,264)  (213,485)  (919,366)

Purchase of short-term and other investments                                    (2,438)  (279,230)  (299,311)  (674,569)

Investment in an equity method investee                                             --         --         --   (750,000)

Purchase of subsidiary stock from minority shareholders                           (241)   (27,559)        --   (192,142)

Proceeds from sales and redemption of other investments                          4,212    482,348    514,460  3,613,239

Acquisition of a newly controlled company, net of cash acquired                     --         --         --    229,457

Refund (payment) of guarantee deposits--net                                        (49)    (5,562)   (39,210)   506,795

Other                                                                               (6)      (726)    (5,450)    (8,564)
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                             (2,332)  (266,993)   (42,996) 1,804,850
------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over
 three months and long-term borrowings                                          37,988  4,350,000         --  1,000,000
Repayments of long-term borrowings                                              (5,760)  (659,621)  (208,654)(2,986,056)
Proceeds from securities loan agreement                                          4,332    496,080         --  4,897,040
Repayments of securities loan agreement                                         (8,729)  (999,600)  (199,120)(5,626,960)
Principal payments under capital leases                                         (7,859)  (899,879)  (766,807)(3,105,519)
Net decrease in short-term borrowings with initial maturities less than three
 months                                                                        (31,045)(3,555,000)    (1,246)  (169,633)
Proceeds from issuance of common stock, net of issuance cost                        --         --         --  6,030,064
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                            (11,073)(1,268,020)(1,175,827)    38,936
------------------------------------------------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                            (49)    (5,672)    11,236     37,934

NET INCREASE (DECREASE) IN CASH                                                 (5,554)  (636,001)  (180,089) 8,440,544
CASH, BEGINNING OF EACH PERIOD                                                 119,876 13,727,021  5,286,477  5,286,477
------------------------------------------------------------------------------------------------------------------------
CASH, END OF EACH PERIOD                                                       114,322 13,091,020  5,106,388 13,727,021
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
ADDITIONAL CASH FLOW INFORMATION:
Interest paid                                                                      795     91,001     95,390    426,692
Income taxes paid                                                                1,970    225,563    128,764    148,101

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases                            3,542    405,621    319,828  3,842,952
Exchange of common stock investment due to merger:
Market value of common shares acquired                                              --                            7,390
Cost of investment                                                                  --                            2,584
Acquisition of business and a company:
Assets acquired                                                                     --                          843,485
Cash paid                                                                           --                         (733,589)
Liabilities assumed                                                                 --                          109,896
------------------------------------------------------------------------------------------------------------------------

(Note)

1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 114.51 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of June 30, 2006.

Standard for Preparation of Consolidated Financial Statements for the three months ended June 30, 2006


1. The Terminology, Form, and Preparation Methods for the Consolidated Financial Statements for the three months ended June 30, 2006

     The consolidated financial statements for the three months ended June 30, 2006 have been prepared under the accounting principles, procedures and ways of presentations requested for the issuance of American Depository Receipts ("ADRs") and others (generally accepted accounting principles in the United States of America ("U.S. GAAP"), including Accounting Research Bulletins ("ARB"), Accounting Principles Board ("APB") Opinions, Statement of Financial Accounting Standards ("SFAS") and related interpretation guidelines) in accordance with the provisions of article 81 "provisions for the terminology, form, and preparation methods for interim consolidated financial statements" (Ministry of Finance, ordinance No. 24, 1999).

     IIJ registered issuance of ADRs under the United States Securities and Exchange Commission ("the United States SEC") and list IIJ's ADRs on NASDAQ market in August 1999. Accordingly, IIJ regularly files its annual report on Form 20-F in English with the United States SEC, including consolidated financial statements in English prepared under U.S. GAAP, in accordance with Rule 13 of the U.S. Securities Exchange Act of 1934, as amended.

2. Main Differences in Preparation of Financial Statements in Accordance with Japan's Provisions and Principles for Interim Consolidated Financial Statements

     The main differences between the consolidated financial statements for the three months ended June 30, 2006 prepared under U.S. GAAP and the consolidated financial statements for the three months ended June 30, 2006 prepared in accordance with the Japan's provisions and principles for interim consolidated financial statements and the impact of the financially material items on income from operations before income tax expense, minority interests and equity in net income (loss) of equity method investees ("income before income tax expense") (the impact by an amendment to the financial statements prepared under U.S. GAAP) are as follows:

(1) Differences in the Composition of the Quarterly Consolidated Financial Statements

     The quarterly consolidated financial statements under U.S. GAAP are composed of quarterly consolidated balance sheets, quarterly consolidated statements of income, quarterly consolidated statements of shareholders' equity and quarterly consolidated statements of cash flows and notes to the financial statements.

(2) Differences in the Presentation of the Quarterly Consolidated Financial Statements

     Equity in net income (loss) of equity method investees is shown as an independent item in the quarterly consolidated financial statements after income before income tax expense.

(3)  Differences in Accounting Standards

   a. Income tax expense

     Income tax expenses are accounted for in accordance with SFAS No. 109. Changes in the deferred income tax asset valuation allowance that relate to the tax effect of unrealized gains and losses on available-for-sale securities have been recorded as a separate component of other comprehensive income.

   b. Lease transactions

     The Company accounts for significant lease transaction agreements that fulfill the requirements for capitalized leases as stipulated by SFAS No. 13, in accordance with SFAS. As a result, finance lease transactions, other than those that recognize transfer of ownership to the lessee, are treated as purchased. In the three months ended June 30, 2006, this accounting treatment of lease transactions resulted in a JPY 6,452 thousand reduction in income before income tax expense.

   c. Cost of issuance of common stock

     The cost of issuing of common stock is accounted for as an expense related to capital transactions and is deducted from additional paid-in capital. In the three months ended June 30, 2006, this accounting treatment resulted in a JPY 8,906 thousand increase in income before income tax expense.

   d. Retirement benefit accounting

     Unfunded retirement benefits and noncontributory defined benefit pension plans are accounted for in accordance with SFAS No. 87. In the three months ended June 30, 2006, this accounting treatment resulted in a JPY 130 thousand decrease in income before income tax expense.

   e. Comprehensive income

     Comprehensive income is accounted for in accordance with SFAS No. 130, "reporting comprehensive income." SFAS requires additional disclosure of information in consolidated financial statements. In the three months ended June 30, 2006, this accounting treatment did not result in any change in income before income tax expense.

(4) Difference in the Way Diluted Net Income per Common Share is accounted for in the Quarterly Consolidated Financial Statements

     Diluted net income per common share is accounted for in accordance with SFAS No. 128. In accordance with SFAS, the test of potential common shares that have dilutive effects should be conducted over three months. In the accounting principles in Japan regarding calculation of net income, the test should consider the period from the beginning of a fiscal year to the end of the quarter as one period. As a result, there might be a difference in the result of the test depending on the average of the share price during the period.

     In the three months ended June 30, 2006, there was no difference mentioned above.

Notes to Quarterly Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

     Internet Initiative Japan Inc. ("IIJ"), a Japanese corporation, was founded in December 1992 to develop and operate Internet access services and other Internet-related services in Japan and is 29.7 percent owned by Nippon Telegraph and Telephone Corporation ("NTT") and its subsidiary, NTT Communications Corporation as of June 30, 2006. IIJ and consolidated subsidiaries (collectively, the "Company") provide Internet access services throughout Japan and into the United States of America and into the rest of Asia. The Company provides Internet-related systems integration, such as systems consultation, design, development, construction and operations and maintenance. The Company also provides systems integrations or sell equipment to supply equipment to construct systems, and provide other miscellaneous Internet access-related services.

     The Company manages its business and measures results based on a single Internet-related services industry segment. Substantially all revenues are from customers operating in Japan.

Certain Significant Risks and Uncertainties

     The Company has available-for-sale securities of JPY 4,288,015 thousand at June 30, 2006, and believes that the fluctuations in stock price of available-for-sale securities could have a material adverse effect on the Company's future financial position, results of operations or cash flows.

     The Company relies on telecommunications carriers for significant portion of network backbone, and Nippon Telegraph and Telephone East Corporation ("NTT East"), Nippon Telegraph and Telephone West Corporation ("NTT West"), electric power companies and their affiliates for local connections to customers. The Company believes that its use of multiple carriers and suppliers significantly mitigates concentrations of credit risk. However, any disruption of telecommunication services could have an adverse effect on operating results.

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments, accounts receivable and guarantee deposits. The Company believes that the risks associated with accounts receivable is mitigated by the large number of customers comprising its customer base.

Summary of Significant Accounting Policies

Basis of Presentation

     IIJ maintains its record in accordance with generally accepted accounting principles in Japan. Certain adjustment and reclassifications have been incorporated in the accompanying consolidated financial statements to conform to U.S. GAAP. These adjustments were not recorded in the statutory accounts.

Consolidation

     The quarterly consolidated financial statements include the accounts of IIJ and all of its subsidiaries, Net Care, Inc. ("Net Care"), IIJ Technology Inc. ("IIJ Technology"), IIJ Financial Systems Inc. ("IIJ FS") and IIJ America, Inc. ("IIJ America"), which have first quarters ending June 30, except for IIJ America. IIJ America's first quarter end is March 31 and such date was used for purposes of preparing the quarterly consolidated financial statements as it is not practicable for the subsidiary to report its financial results as of June
30. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying quarterly consolidated financial statements. Significant intercompany transactions and balances have been eliminated in consolidation. Investments in companies over which IIJ has significant influence but not control are accounted for by the equity method. For other than a temporary decline in the value of investments in equity method investees below the carrying amount, the investment is reduced to fair value and an impairment loss is recognized.

     A subsidiary or equity method investee may issue its shares to third parties at amounts per share in excess of or less than the Company's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in ownership are recorded in income for the year in which such shares are issued.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used are primarily in the areas of impairment loss on advances to equity method investees, valuation allowances for deferred tax assets, allowance for doubtful accounts, and estimated lives of fixed assets. Actual results could differ from those estimates.

Revenue Recognition

     Revenues from customer connectivity services consist principally of dedicated Internet access services and dial-up Internet access services. Dedicated Internet access services represent full-line IP services and standard-level IP services (T1 Standard and IIJ FiberAccess/F Service). Dial-up Internet access services are provided to both enterprises and individuals (IIJ4U). The term of these contracts is one year for dedicated Internet access services and generally one month for dial-up Internet access services. All these services are billed and recognized monthly on a straight-line basis.

     Value-added service revenues consist principally of sales of various Internet access-related services such as firewall services. Value-added services also include monthly fees from data center services such as housing, monitoring, and security services. Other revenues under connectivity and value-added services consist principally of call-center customer support and Wide-area Ethernet services to construct networks that connect multiple operational sites for customers. The terms of these services are generally for one year and revenues are recognized on a straight-line basis during the service period.

     Initial set up fees received in connection with connectivity services and value-added services are deferred and recognized over the contract period.

     Systems integration revenues consist principally of the consultation of Internet network systems, design, development or construction and related maintenance, monitoring and other operating services. The period for the development of the systems or designs is less than one year and revenues are recognized when network systems and equipment are delivered and accepted by the customer under the completed contract method. The development of the Internet network systems or design includes multiple element arrangements such as consultation, planning, systems design, and construction services, and equipment and software purchased from third parties. When the equipment or system is delivered prior to other elements of the arrangement, revenue is deferred until other service elements are completed and accepted by the customer. Maintenance, monitoring, and operating service revenues are recognized ratably over the separate contract period, which is generally for one year.

     Systems integration service is subject to the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" which was adopted as of April 1, 2004.

     Equipment sales are reported on a gross or net basis in accordance with EITF Issue No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent". Revenues are recognized when equipments are delivered and accepted by the customer.

Cash and Cash Equivalents

     Cash and cash equivalents include time deposits and readily marketable securities with original maturities of three months or less.

Allowance for Doubtful Accounts

     An allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

Other Investments

     In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," all marketable equity securities are classified as available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income (loss). The cost of securities sold is determined based on average cost.

     The Company reviews the fair value of available-for-sale investments on a regular basis to determine if the fair value of any individual investment has declined below its cost and if such decline is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the investment is written down to fair value. Other than temporary declines in value are determined taking into consideration the extent of decline in fair value, the length of time that the decline in fair value below cost has existed and events that might accelerate the recognition of impairment. The resulting realized loss is included in the consolidated statements of operations in the period in which the decline was deemed to be other than temporary.

     Non-marketable equity securities are carried at cost as fair value is not readily determinable. If the value of a security is estimated to have declined and such decline is judged to be other than temporary, the security is written down to the fair value. Determination of impairment is based on the consideration of such factors as operating results, business plans and change in the regulatory, economic or technological environment of the investees. Fair value is determined as the Company's interest in the net assets of investees.

Inventories

     Inventories consist mainly of network equipment purchased for resale and work-in-process for development of Internet network systems. Network equipment purchased for resale is stated at the lower of cost, which is determined by the average-cost method, or market. Work-in-process for development of network systems is stated at the lower of actual production costs, including overhead cost, or market. Inventories are reviewed periodically and items considered to be slow-moving or obsolete are written down to their estimated net realizable value.

Leases

     Capital leases, which meet specific criteria noted in SFAS No. 13, "Accounting for Leases", are capitalized at the inception of the lease at present value of the minimum lease payments. All other leases are accounted for as operating leases. Lease payments for capital leases are apportioned to interest expense and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Property and Equipment

     Property and equipment are recorded at cost. Depreciation and amortization of property and equipment, including purchased software and capitalized leases, are computed principally using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter.

     The useful lives for depreciation and amortization by major asset classes are as follows:

------------------------------------------------------------------------------
Range of useful lives
------------------------------------------------------------------------------
Data communications, office and other equipment         2 to 15 years
Leasehold improvements                                  3 to 15 years
Purchased software                                            5 years
Capitalized leases                                       4 to 7 years
------------------------------------------------------------------------------

Impairment of Long-Lived Assets

     Long-lived assets consist principally of property and equipment, including those items leased under capital leases. The Company evaluates the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". There were no impairment loss for long-lived assets for the three months ended June 30, 2006, the three months ended June 30, 2005 and the year ended March 31, 2006.

Goodwill and Intangible Assets

     In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill (including equity-method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performs annual impairment tests on March 31.

Pension and severance indemnities plans

     The Company has pension plans and /or severance indemnities plans. The cost of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods, in accordance with SFAS No. 87, "Employers' Accounting for Pensions".

Income Taxes

     The provision for income taxes is based on earnings before income taxes and includes the effects of temporary differences between assets and liabilities recognized for financial reporting purposes and income tax purposes and operating loss carryforwards. Valuation allowances are provided against assets that are not likely to be realized.

Foreign Currency Transactions

     Foreign currency assets and liabilities, which consist substantially of cash and accounts payable for connectivity leases to international carriers denominated in U.S. dollars, are stated at the amount as computed by using quarter-end exchange rates and the resulting transaction gain or loss is recognized in earnings.

Derivative Financial Instruments

     All derivatives are recorded at fair value as either asset or liabilities in the balance sheet in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 and No. 149 (collectively, "SFAS No. 133"). In accordance with SFAS No. 133, the Company designated interest swap contracts as a hedge of the variability of cash flows to be paid related to interest on floating rate borrowings (cash flow hedge) and the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the underlying transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. The Company enters into contracts to hedge interest rate risks and does not enter into contracts or utilize derivatives for trading purposes.

Stock Sprits

     On August 4, 2005, IIJ's board of directors approved a five-for-one split of IIJ's common stock. Shareholders of record on August 31, 2005 received an additional common share. The stock split was effective on October 11, 2005. In order to reflect this split, information pertaining to the number of shares of common stock and net income per share has been restated in the accompanying financial statements and related notes.

Stock-based Compensation

     The Company accounts for stock-based compensation in accordance with SFAS No. 123R, "Accounting for Stock-Based Compensation" from this quarter. SFAS No. 123R requires compensation expense for stock options and other share-based payment to be measured and recorded based on the instruments' fair value. The Company adopted SFAS No. 123R and the related FASB Staff Positions on April 1, 2006 by using modified prospective application, which requires recognizing expenses for options granted prior to the adoption date equal to the fair value of unvested amounts over the remaining vesting period. The portion of these options' fair value attributable to vested awards prior to the adoption of SFAS No. 123R is never recognized.

     As all existing granted stock-based awards of the Company have vested, the adoption of SFAS No. 123R did not have any impact on the Company's consolidated financial position or results of operations.

Research and Development and Advertising

     Research and development and advertising costs are expensed as incurred.

Advertising

    Advertising costs are expensed as incurred.

Basic and Diluted Net Income per Share

     Basic net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the quarter. Diluted net income per share reflects the potential dilutive effect of stock options. (See note 8 - Basic and Diluted Net Income per Share)

Other Comprehensive Income (Loss)

     Other comprehensive income (loss) consists of translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities and gains or losses on cash flow hedging derivative instruments.

Segment Reporting

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise that engages in business activities from which it may earn revenues and incur expense and for which separate financial information is available that is evaluated regularly by the chief operation decision maker in deciding how to allocate resources and in assessing performance.

     The Company provides a comprehensive range of network solutions to meet its customers' needs by cross-selling a variety of services, including Internet connectivity services, value-added services, systems integration and sales of network-related equipment. The Company's chief operating decision maker, who is IIJ's President and Representative Director, regularly reviews the revenue and cost of sales on a consolidated basis and makes decisions regarding how to allocate resources and assess performance based on a single operating unit.

New Accounting Standards

    In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes," which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in quarterly financial statements, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of adopting this interpretation.

2. OTHER INVESTMENTS

    Pursuant to SFAS No. 115, all of the Company's marketable equity securities, principally marketable shares of common stock of Japanese companies, were classified as available-for-sale securities. Information regarding the securities classified as available-for-sale at June 30, 2006, June 30, 2005 and March 31, 2006, is as follows:
                                                        (Unit: Thousands of Yen)

                                                As of June 30, 2006
                       ---------------------------------------------------------------------
                             Cost       Unrealized gains Unrealized losses    Fair value
--------------------------------------------------------------------------------------------
Available-for-sale--
 Equity securities              220,184        4,067,848               17         4,288,015
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                                                As of June 30, 2005
                       ---------------------------------------------------------------------
                             Cost       Unrealized gains Unrealized losses    Fair value
--------------------------------------------------------------------------------------------
Available-for-sale--
 Equity securities              212,219        6,711,169            2,530         6,920,858
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                                               As of March 31, 2006
                       ---------------------------------------------------------------------
                             Cost       Unrealized gains Unrealized losses    Fair value
--------------------------------------------------------------------------------------------
Available-for-sale--
 Equity securities              222,807        6,552,623               42         6,775,388
--------------------------------------------------------------------------------------------


    The following table provides the fair value and gross unrealized losses of the Company's investments, which have been deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2006, June 30, 2005 and March 31, 2006:
                                                        (Unit: Thousands of Yen)


                                               As of June 30, 2006
                      ---------------------------------------------------------------------
                        Less than 12 months      12 months more              Total
                      ---------------------------------------------------------------------
                      Fair value Unrealized  Fair value Unrealized    Fair     Unrealized
                                  losses                 losses       value    losses
-------------------------------------------------------------------------------------------
Marketable equity
 securities                1,363        17      --         --        1,363            17
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                                               As of June 30, 2005
                      ---------------------------------------------------------------------
                        Less than 12 months      12 months more              Total
                      ---------------------------------------------------------------------
                      Fair value Unrealized  Fair value Unrealized    Fair     Unrealized
                                  losses                 losses       value    losses
-------------------------------------------------------------------------------------------
Marketable equity
 securities               47,200     2,530      --         --       47,200         2,530
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                                              As of March 31, 2006
                      ---------------------------------------------------------------------
                        Less than 12 months      12 months more              Total
                      ---------------------------------------------------------------------
                      Fair value Unrealized  Fair value Unrealized    Fair     Unrealized
                                  losses                 losses       value    losses
-------------------------------------------------------------------------------------------
Marketable equity
 securities                1,338        42      --         --        1,338           42
-------------------------------------------------------------------------------------------

     The Company regularly reviews all of the Company's investments to determine if any are other-than-temporarily impaired. The analysis includes reviewing industry analyst reports, sector credit ratings and volatility of the security's market price.

     Proceeds from the sale of available-for-sale securities were JPY 480,806 thousand, JPY 514,460 thousand and JPY 3,240,805 thousand for the three months ended June 30, 2006, the three months ended June 30, 2005 and the year ended March 31, 2006, respectively. Gross realized gain of JPY 478,186 thousand, JPY 511,421 thousand and JPY 3,222,397 thousand were included in other income (expense) for the three months ended June 30, 2006, the three months ended June 30, 2005 and the year ended March 31, 2006, respectively.

     The aggregate cost of the Company's cost method investments totaled JPY 1,523,004 thousand, JPY 961,371 thousand and JPY 1,245,317 thousand at June 30, 2006, June 30, 2005 and March 31, 2006, respectively.

     Losses on write-down of investments in certain marketable and nonmarketable equity securities, included in other income (expense), were recognized to reflect the decline in value considered to be other than temporary, totaled JPY 22,663 thousand and JPY 29,513 thousand for the three months ended June 30, 2005 and for the year ended March 31, 2006, respectively. Gain on exchange of securities of JPY 35,450 thousand and JPY 4,806 thousand, included in other income (expense), in the three months ended June 30, 2005 and the year ended March 31, 2006, respectively, represented a non-monetary gain upon the exchange of marketable common shares in a merger transaction.

     In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral from financial institutions under agreement known as lending and borrowing debt and equity securities contracts. Under the agreement, the Company loans equity securities without collateral. The Company has loaned JPY 216,000 thousand and JPY 324,000 thousand of available-for-sale securities to the financial institution as of June 30, 2006 and March 31, 2006, respectively.


3. INVESTMENTS IN AND ADVANCES TO EQUITY METHOD INVESTEEES

     IIJ utilizes various companies in Japan and neighboring countries to form and operate its Internet business. Businesses operated by its equity method investees include connectivity services in Asian countries (Asia Internet Holding Co., Ltd. ("AIH" through September 2005), multifeed technology services and location facilities for connecting high-speed Internet backbones (Internet Multifeed Co., "Multifeed"), Web page design services (atom Co., Ltd., "atom"), and data center services in Asian countries (i-Heart Inc., "i-Heart").

     The aggregate amounts of balances and transactions of the Company with these equity method investees as of June 30, 2006, June 30, 2005 and March 31, 2006 and for each of the three months ended June 30, 2006, the three months ended June 30, 2005 and the year ended March 31, 2006 were summarized as follows:



                   As of June 30, 2006      As of June 30, 2005     As of March 31, 2006
-------------------------------------------------------------------------------------------
Accounts
 receivable                       46,559                  110,435                  253,208
Accounts payable                  13,039                   94,810                   17,804
-------------------------------------------------------------------------------------------
                   From April 1, 2006       From April 1, 2005       From April 1, 2005
                    to June 30, 2006         to June 30, 2005         to March 31, 2006
-------------------------------------------------------------------------------------------
Revenues                         123,503                  308,627                1,286,275
Cost and
 expenses                         36,075                  283,200                  656,184
-------------------------------------------------------------------------------------------


     During each of the three months ended June 30, 2006, and June 30, 2005 and the year ended March 31, 2006, the Company did not receive any dividends from its equity method investees.



     The Company's investments in and advances to these equity method investees and respective ownership percentage at June 30, 2006, June 30, 2005 and March 31, 2006 consisted of the following:


                        As of June 30, 2006   As of June 30, 2005   As of March 31, 2006
                      -------------------------------------------------------------------
                       Ownership  Thousands   Ownership  Thousands  Ownership  Thousands
                          (%)       of Yen       (%)       of Yen     (%)        of Yen
-----------------------------------------------------------------------------------------
AIH                           --          --      26.69    265,460        --          --
Multifeed                  29.44     352,648      28.58    264,219      29.44    317,144
atom                       40.00      99,675      40.00    106,521      40.00    116,974
Internet Revolution
 Inc.                      30.00     585,291         --         --      30.00    676,795
Other                                 57,444                40,835                52,058
-----------------------------------------------------------------------------------------
Total                              1,095,058               677,035             1,162,971
-----------------------------------------------------------------------------------------


Advances of JPY 34,545 thousand, JPY 19,868 thousand and JPY 34,545 thousand to an equity method investees, net of loan loss valuation allowance was included in the balances, as of June 30, 2006, June 30, 2005 and March 31, 2006, respectively.

4. LEASES

     The Company enters into, in the normal course of business, various leases for domestic and international backbone services, office premises, network operation centers and data communications and other equipment. Certain leases that meet one or more of the criteria set forth in the provision of SFAS No. 13, "Accounting for leases" have been classified as capital leases and the others have been classified as operating leases.

Operating Leases

     The Company has operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including local access lines that customers use to connect to IIJ's network. The leases for domestic backbone connectivity are generally either non-cancelable for a minimum one-year lease period or cancelable during a lease period of three years, with a significant penalty for cancellation (35%). The leases for international backbone connectivity during one-year lease period are substantially non-cancelable. The Company also leases its office premises, for which refundable lease deposits are capitalized as guarantee deposits, and certain office equipment under non-cancelable operating leases which expire on various dates through the year 2008 and also leases its network operation centers under non-cancelable operating leases.

     Refundable guarantee deposits as of June 30, 2006, June 30, 2005 and March 31, 2006 consist of as follows:


                       As of June 30, 2006   As of June 30, 2005   As of March 31, 2006
-----------------------------------------------------------------------------------------
Head Office                        1,185,307             1,744,949             1,185,307
Sales and subsidiaries
 offices                             314,253               298,457               308,494
Other                                 55,041                47,831                55,852
-----------------------------------------------------------------------------------------
Total refundable
 guarantee deposits                1,554,601             2,091,237             1,549,653
-----------------------------------------------------------------------------------------

     Lease expenses related to backbone lines for the three months ended June 30, 2006, the three months ended June 30, 2005 and the year ended March 31, 2006 amounted to JPY 871,856 thousand, JPY 863,705 thousand and JPY 3,516,322 thousand, respectively. Lease expenses for local access lines for the three months ended June 30, 2006, the three months ended June 30, 2005 and the year ended March 31, 2006, which are only attributable to dedicated access revenues, amounted to JPY 1,143,812 thousand, JPY 1,131,358 thousand and JPY 4,558,382 thousand, respectively. Other lease expenses for the three months ended June 30, 2006, the three months ended June 30, 2005 and the year ended March 31, 2006 amounted to JPY 1,040,676 thousand, JPY 871,848 thousand and JPY 3,653,766 thousand, respectively.

     The Company has subleased a part of its office premises. Lease expenses mentioned above have been reduced by sublease revenues totaling JPY 111,021 thousand and JPY 435,224 thousand for the three months ended June 30, 2005 and the year ended March 31, 2006, respectively.

Capital Leases

     The Company conducts its connectivity and other Internet-related services by using data communications and other equipment leased under capital lease arrangements. The fair values of the assets upon execution of the capital lease agreements and accumulated depreciation amounted to JPY 14,529,403 thousand and JPY 7,338,962 thousand at June 30, 2006, JPY 12,740,593 thousand and JPY 6,265,906 thousand at June 30, 2005 and JPY 14,458,667 thousand and JPY 6,819,503 thousand at March 31, 2006, respectively.

     As of June 30, 2006, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which the Company charges outright to customers), and capital leases were as follows:


                                                As of June 30, 2006
                         ------------------------------------------------------------------
                          Connectivity lines   Other operating leases    Capital leases
                            operating leases
-------------------------------------------------------------------------------------------
Through June 30, 2007                   12,798             1,345,745             3,457,253
July 1, 2007 and
 thereafter                                  0             1,115,777             4,022,923
-------------------------------------------------------------------------------------------

5. BORROWINGS AND CONVERTIBLE NOTES

    Short-term borrowings at June 30, 2006, June 30, 2005 and March 31, 2006 consist of bank overdrafts. Short-term borrowings bear fixed-rate interest and their weighted average rates at June 30, 2006, June 30, 2005 and March 31, 2006 were 1.050 percent, 1.375 percent, and 1.375 percent, respectively.

    Long term borrowings as of June 30, 2006, June 30, 2005 and March 31, 2006 consisted of the following:
                                                        (Unit: Thousands of Yen)

                                            As of            As of            As of
                                        June 30, 2006    June 30, 2005    March 31, 2006
------------------------------------------------------------------------------------------
 Unsecured long-term loans payable to
  banks, maturing at various dates
  through calendar 2007. Interest is
  payable at a variable rate. Weighted
  average interest rates were 2.169
  percent, 1.946 percent and 2.206
  percent at June 30, 2006, June 30,
  2005 and March 31, 2006,
  respectively.                                353,000          937,000           374,000
 Unsecured long-term loans payable to
  banks (secured in 2005), maturing in
  calendar 2006. Weighted average
  interest rates were 1.857 percent
  and 1.710 percent at June 30, 2005
  and March 31, 2006, respectively.                 --        1,450,000           600,000
 Unsecured long-term loans payable to
  banks (secured in 2005), maturing at
  various dates through calendar 2007.
  Interest is payable at a variable
  rate based on TIBOR. All of interest
  is converted to a fixed interest
  rate through interest rate swap
  contracts. Weighted average interest
  rates were 1.174 percent, 1.132
  percent and 1.130 percent at June
  30, 2006, June 30, 2005 and March
  31, 2006, respectively.                    1,150,000        1,400,000         1,150,000
 Long-term installment loans payable
  at various dates through calendar
  2007. Interest rates were 2.55
  percent at June 30, 2006, June 30,
  2005 and March 31, 2006.                     117,342          270,365           155,963
------------------------------------------------------------------------------------------
 Total                                       1,620,342        4,057,365         2,279,963
------------------------------------------------------------------------------------------
 Less current portion                       (1,351,342)      (3,187,023)       (1,989,963)
------------------------------------------------------------------------------------------
 Long-term borrowings  less current
  portion                                      269,000          870,342           290,000
------------------------------------------------------------------------------------------

     The Company entered into interest rate swap contracts to manage its interest rate exposure resulting in a fixed interest rate for a portion of its long-term debt.

     On March 14, 2003, the Company entered into a long-term installment loan agreement with a leasing company to finance the payment for rental deposits given to other lessor for its new head office. The principal of the loan is JPY 117,342 thousand, JPY 270,365 thousand and JPY 155,963 thousand at June 30, 2006, June 30, 2005 and March 31, 2006 and the loan is secured by a first priority pledge against a claim for the guarantee deposits of JPY 1,146,039 thousand at June 30, 2006.

     The Company entered into bank overdraft agreements with certain Japanese banks for which the unused balance outstanding as of June 30, 2006, June 30, 2005 and March 31, 2006 was JPY 5,620,000 thousand, JPY 1,891,613 thousand and JPY 3,210,000 thousand.

     Since August 2004, the Company has been a party to a securities loan agreement with a certain Japanese financial institution. The available-for-sale securities loaned to the financial institution were JPY 632,700 thousand, JPY 1,910,200 thousand and JPY 1,230,000 thousand, and the cash received in return was JPY 496,080 thousand, 1,530,400 thousand and 999,600 thousand at June 30, 2006, June 30, 2005 and March 31, 2006, respectively. These transactions were accounted for as secured borrowings and the cash received was recorded as payable under the securities loan agreement and securities lent were recorded as other investments. The agreement requires the Company to provide certain marketable securities as collateral at the commencement of the transaction. The Company is required to make a partial repayment or receive additional borrowings depending on the market value of securities pledged. The Company paid the interest on the payables at a variable rate, which was 0.37 percent, 0.6349 percent and 0.37 percent as of June 30, 2006, June 30, 2005 and March 31, 2006, respectively.

6. COMITMENTS AND CONTINGENT LIABILITIES

     In December 2001, a class action complaint alleging violations of the federal securities laws was filed against the Company, naming IIJ, certain of its officers and directors as defendants, and underwriters of IIJ's initial public offering. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and such actions have been included in a single coordinate proceeding in the Southern District of New York. An amended complaint was filed on April 24, 2002 alleging, among other things, that the underwriters of IIJ's initial public offering violated the securities laws (i) by failing to disclose in the offering's registration statement certain alleged compensation arrangements entered into with the underwriters' clients, such as undisclosed commissions or tie-in agreements to purchase stock in the after-market, and (ii) by engaging in manipulative practices to artificially inflate the price of IIJ's stock in the after-market subsequent to the initial public offering. On July 15, 2002, the Company joined in an 'omnibus' motion to dismiss the amended complaint filed by the issuers and individuals named in the various coordinated cases. In June 2003, the Company approved a settlement with the plaintiffs in this matter. IIJ, along with the settling issuer defendants, filed a motion seeking the court's preliminary approval of the settlement. The court granted preliminary approval of the settlement on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005, The settlement fairness hearing took place on April 24, 2006. If the court determines that the settlement is fair to the class members, the settlement will be approved. The settlement releases IIJ and the individual defendants for liability for the conduct alleged in the action. Under the settlement, the Company agreed to assign away, not assert, or release certain potential claims the Company may have against IIJ's underwriters. Approximately 260 defendant issuers participated in this settlement. As to financial impact on the Company, the settlement provides that the class members will be guaranteed $1 billion in recoveries by the insurers of the issuers. In addition to IIJ's portion of the proposed settlement, some of the continuing legal expenses incurred in connection with the partial settlement would be borne by IIJ's insurer based on the settlement agreement and an individual agreement between IIJ and IIJ's insurer. Consequently, the Company believes that there will be no significant financial impact on the Company as a result of this matter.

     In addition to the foregoing, the Company is a party to other suits and claims that arise in the normal course of business. The negative adverse outcome of such suits and claims would not have a significant impact on the financial statements.

     In January 19, 2006, IIJ entered into a joint venture agreement regarding the establishment and management of Internet Revolution Inc. ("i-revo") with Konami corporation. In the agreement, IIJ committed an additional contribution for capital investment or working capital to i-revo of up to JPY 90,000 thousand for the period from November 2006 to April 2007.

7. DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS Interest Rate Swap Agreement

     The Company is exposed to changes in interest rates that are associated with long-term bank borrowings. The Company's policy on managing the interest rate risk is to hedge the exposure to variability in future cash flows of floating rate interest payments on the long-term bank borrowings. In order to reduce cash flow risk exposures on floating rate borrowings, the Company utilizes interest rate swap agreements to convert a floating rate borrowing to a fixed rate borrowing.

     The Company is also exposed to credit-related losses in the event of non-performance by counterparties to interest rate swaps, but it is not expected that any counterparties will fail to meet their obligations, because counterparties are internationally recognized financial institutions.

     Changes in fair value of interest rate swaps designated as hedging instruments are reported in accumulated other comprehensive income during the three months ended June 30, 2006, the three months ended June 30, 2005 and the year ended March 31, 2006. These amounts subsequently are reclassified into interest expense as a yield adjustment in the same period in which the hedged bank borrowings affect earnings. The term, notional amount, and repricing date of interest rate swaps exactly match those of the long-term borrowings. The swap terms are "at the market," so they have zero value at inception. Thus, there was no ineffectiveness recognized in earning for the three months ended June 30, 2006, the three months ended June 30, 2005 and the year ended March 31, 2006. For the three months ended June 30, 2006, the three months ended June 30, 2005 and the year ended March 31, 2006, net derivative loss of JPY 751 thousand, JPY 752 thousand and JPY 10,008 thousand were reclassified to interest expense, respectively.

     Approximately JPY 6,988 thousand of accumulated other comprehensive loss related to the interest rate swaps are expected to be reclassified as an adjustment to interest expense as a yield adjustment of the hedged bank borrowings within the next 12 months.

8. BASIC AND DILUTED NET INCOME PER SHARE

     The basic and diluted net income per share in the three months ended June 30, 2006, the three months ended June 30, 2005 and the year ended March 31, 2006 is as follows:


                               From April 1, 2006  From April 1, 2005  From April 1, 2005
                                to June 30, 2006    to June 30, 2005   to March 31, 2006
------------------------------------------------------------------------------------------
Numerator:
 Net income (JPY thousand)                733,671             622,674           4,753,570
 Dilutive effect (JPY
  thousand)                                    --                  --                  --
------------------------------------------------------------------------------------------
 Diluted net income (JPY
  thousand)                               733,671             622,674           4,753,570
------------------------------------------------------------------------------------------
Denominator:
 Basic weighted average number
  of shares of common stock
  outstanding                             203,989             191,547             195,613
 Effect by stock option                       241                  --                 342
------------------------------------------------------------------------------------------
 Diluted weighted average
  number of shares of common
  stock outstanding                       204,230             191,547             195,955
------------------------------------------------------------------------------------------
Basic net income per share                  3,597               3,251              24,301
------------------------------------------------------------------------------------------
Diluted net income per share                3,592               3,251              24,258
------------------------------------------------------------------------------------------


    For the three months ended June 30, 2006, the three months ended June 30, 2005 and the year ended March 31, 2006, the number of the potential common shares excluded from the computation of diluted net income per share because the exercise prices of the options were greater than the average market price of the common shares was 975, 2,700 and 975 at June 30, 2006, June 30, 2005 and March 31, 2006, respectively.

9. SUBSEQUENT EVENTS

    The reductions of additional paid-in capital of JPY 21,980,395 thousand and common stock of JPY 2,539,222 thousand to eliminate accumulated deficit for purposes of reporting under the Corporation Law in its non-consolidated financial statements, approved by IIJ's shareholders at the 14th Ordinary General Shareholders' Meeting held on June 28, 2006 became effective on August 4, 2006.

(5) Others No applicable item.